No Act

16004105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1/6/2016

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 23 2016
Washington, DC 20549

February 23, 2016

Act: 1934
Section: 14a-8
Rule: 14a-8 (i)(5)
Public
Availability: 2-23-16

Carol J. Ward
Mondelēz International, Inc.
carol.ward@mdlz.com

Re: Mondelēz International, Inc.
Incoming letter dated January 6, 2016

Dear Ms. Ward:

This is in response to your letters dated January 6, 2016 and February 12, 2016 concerning the shareholder proposal submitted to Mondelēz by As You Sow on behalf of Samajak LP. We also have received letters on the proponent's behalf dated February 5, 2016 and February 22, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 23, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Mondelēz International, Inc.
Incoming letter dated January 6, 2016

The proposal requests that the board publish a report on the company's use of nanomaterials, including describing the products or packaging that currently contain nanoparticles, why nanoparticles are being used, and actions management is taking to reduce or eliminate the risk nanoparticles may pose to human health and the environment, including eliminating the use of nanomaterials until or unless they are proven safe through long-term testing.

There appears to be some basis for your view that Mondelēz may exclude the proposal under rule 14a-8(i)(7), as relating to Mondelēz's ordinary business operations. In this regard, we note that the proposal relates to Mondelēz's product development. Accordingly, we will not recommend enforcement action to the Commission if Mondelēz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Mondelēz relies.

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 22, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: Shareholder Proposal to Mondelēz International Inc. Regarding Nanomaterials Risk on Behalf of Samajak LP

Ladies and Gentlemen:

Samajak LP (the "Proponent") is beneficial owner of common stock of Mondelēz International Inc. (the "Company"). As You Sow has submitted a shareholder proposal on behalf of the Proponent to the Company. I have been asked by the Proponent to respond to the supplemental letter dated February 12, 2016 sent to the Securities and Exchange Commission by Carol J. Ward. A copy of this letter is being emailed concurrently to Carol Ward.

I. <u>The Proposal is not excludable under Rule 14a-8(i)(5).</u>

The Company asserts that the Proposal is excludable due to lack of relevance under Rule 14a-8(i)(5), arguing that it does not use nanotechnology/nanomaterials. The Company's Supplemental Letter claims that "no food product or food packaging is "engineered [by the Company] to exhibit properties or phenomena ...that are attributable to its dimension(s), even if these dimensions fall outside the nanoscale range, up to one micrometer (1,000 nm)." (Supp. Letter p. 3)

First, the Company need not engineer the material itself to be using nanomaterials. Second, the FDA's current guidance states that "when considering whether an FDA-regulated product involves the application of nanotechnology, FDA will ask:

> [w]hether a material ... is engineered to exhibit properties or phenomena, including physical or chemical properties or biological effects, that are attributable to its dimension(s), even if these dimensions fall outside the nanoscale range, up to one micrometer (1,000 nm).

The Titanium Dioxide Manufacturer's Association's (TDMA) materials provided by Mondelēz in its Supplemental Letter state:

> Pigment grade TiO2 [titanium dioxide] is manufactured to optimise the scattering of visible light and consequently white opacity. This requires a primary particle size of approximately half the wavelength of the light to be scattered, that is half of 400 - 700nm for visible light.[1]

As is clear from this description, the size range necessary to obtain pigment grade TiO2 is not "incidental." The titanium dioxide used in the company's products is specifically engineered by its manufacturers to exhibit novel properties (scattering of visible light and white opacity) in the nanoscale range (in this case, 200-350 nanometers[2]). This novel, light scattering property is achieved by engineering the material to a very specific size range -- half the wavelength of light.

The Company cites the TDMA to claim that "when titanium dioxide is purposely manufactured as a nanomaterial, it is "engineered to have primary particles less than 100 nm."" Despite the trade association's brochure language, titanium dioxide is an intentionally engineered nanomaterial both when manufactured (1) to have a primary particle size of 200-350 nanometers (half the wavelength of light) and (2) to have a primary particle size of less than 100 nanometers. Whether the size is 200 nanometers or 100 nanometers, both products are intentionally engineered on the nanoscale to exhibit novel properties that larger particles of titanium dioxide do not have. Pigment grade titanium dioxide is engineered to a 200-350 nanometer range to obtain novel properties of light refraction that do not exist at a larger scale. It thus fits within subsection (b) of FDA's definition of nanomaterials in its Guidance document.

Next, Mondelēz claims that, since the FDA approved food grade titanium dioxide over fifty years ago, the issue of whether titanium dioxide has nanomaterials, and whether those nanomaterials can cause health harms, cannot be addressed.

The FDA nanomaterial Guidance document notes in footnote 7 that the Points of Consideration are not intended to apply to products that have been reviewed or approved by the FDA and where no changes are made to manufacturing processes that would alter the dimensions, properties or effects of the product or its constituent parts.

One can assume that manufacturing processes have changed significantly over time, allowing much greater ability to manipulate titanium dioxide at an increasingly small scale. Mondelēz, has provided no information demonstrating that the historical manufacturing processes for titanium dioxide are unchanged; therefore the exception cited is not applicable unless the company can document that such changes have not taken place.

Further, Mondelēz has also not shown that nanomaterials were a safety concern that was at issue in the approval of titanium dioxide over 50 years ago. Given that the explosion of nanotechnology is a fairly recent phenomenon, it is almost certain that no consideration of the health harms associated with nanomaterials in titanium dioxide were considered 50 years ago when these materials were approved.

---

[1] Titanium Dioxide Manufacturers Association, About TiO2, July 2013, [PDF}
http://tdma.info/images/Documents/About_TiO2__Brochure__-_July_2013.pdf

[2] The attached manufacturer's specification sheet for titanium dioxide demonstrates the size range of the nanomaterials in its product.

As a result, the historic clearance for TiO2 to be used in food was not based on appropriate safety info and does not negate the relevance of these concerns today.

II. <u>The Proposal is not excludable under Rule 14a-8(i)(7) because the subject matter of the proposal addresses a transcendent policy issue.</u>

The Company next attempts to distinguish this case from the precedents finding that an important public policy issue -- such as the potential health harms raised by using nano-sized particles in foods -- transcends ordinary business concerns. The Company does so by simply denying that nano particles exist in titanium dioxide. As discussed above, this argument fails. Food grade titanium dioxide is specifically engineered in the nanoscale to achieve certain light refracting properties and the extremely small size to which it is engineered has been shown to raise significant public concern about health impacts, especially when used in foods.

Although the FDA has not yet promulgated any regulations applicable to nano TiO2, it has issued guidance noting that nanomaterials in food cannot be Generally Recognized As Safe:

> At this time, we are not aware of any food ingredient or FCS [food contact substance] intentionally engineered on the nanometer scale for which there are generally available safety data sufficient to serve as the foundation for a determination that the use of a food ingredient or FCS is GRAS [Generally Recognized As Safe];

As such, this proposal is analogous to the line of Staff decisions finding a significant policy issue in companies' use of genetically modified organisms in food products. Genetically modified organisms raise issues of lack of proven safety and intense public scrutiny which has made them a significant policy issue.

See for instance McDonald's Corporation (March 22 2000) and Kellogg (March 11, 2000) in which proposals requested the boards to adopt a policy of removing genetically engineered crops, organisms, or products thereof from all products sold or manufactured, where feasible, until long-term testing has shown that they are not harmful to humans, animals, and the environment, with the interim step of labeling and identifying these products, and report to the shareholders. The Staff found that the proposals addressed a significant policy issue and were not excludable under Rule 14a-8(i)(7).

Finally, the Company also claims that the Proposal "seeks to regulate the Company's use of titanium dioxide." To the contrary, the Proposal requests a report on Mondelēz' use of nanomaterials in general, and any actions management is taking to reduce or eliminate the risk nanoparticles may pose to human health and the environment.

We note that the Response Letter listed specific examples of nanomaterials that other food and food packaging companies are incorporating into products, including nanosilver and nanoclays. Shareholders will benefit from Mondelēz describing in the report whether the Company is using any of these materials, and if so, what actions the Company is taking to reduce or eliminate the risks that these materials may pose to human health or the environment.

Mondelēz International – Supplemental Reply of Samajak LP
February 22, 2016

The Company has not met its burden of showing that the Proposal is excludable. We urge the Staff to notify the Company that the Proposal must appear on the proxy. Please phone me if you have any questions at 413 549-7333.

Sincerely,

Sanford Lewis

Cc: Carol J. Ward

Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
carol.ward@mdlz.com

February 12, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of Samajak LP (Submitted by As You Sow)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 6, 2016, Mondelēz International, Inc. (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof submitted by As You Sow on behalf of Samajak LP (the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2016 Proxy Materials pursuant to: (1) Rules 14a-8(b)(2) and 14a-8(f)(1) because the Proponent failed to provide an adequate statement of intent to hold the required number or amount of Company shares through the date of the 2016 Annual Meeting of Shareholders; (2) Rule 14a-8(i)(5) because the Proposal relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business; and (3) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations. Subsequently, Sanford J. Lewis submitted a letter dated February 5, 2016 on behalf of the Proponent responding to the No-Action Request (the "Response Letter"). The Response Letter argues that: (1) the Proponent provided an adequate statement of intent to hold the required number or amount of Company shares through the date of the 2016 Annual Meeting of Shareholders; (2) the Company uses nanomaterials in its products; and (3) the subject matter of the Proposal—use of nanomaterials— is a significant policy that transcends ordinary business matters. In light of the Staff's decision in *Mondelēz International, Inc.* (avail. Feb. 8, 2016), the Company withdraws its argument that the Proposal may be excluded pursuant to Rules 14a-8(b)(2) and 14a-8(f)(1). However, we continue to believe the Proposal is excludable under Rule 14a-8(i)(5) and Rule 14a-8(i)(7) for the reasons stated in the No-Action Request, and we wish to respond to the Response Letter.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(5) For Lack of Relevance.

The Response Letter argues that the Company's definition of nanomaterials is at odds with the guidance from the U.S. Food and Drug Administration (the "FDA"). In the No-Action Request we stated that the Company (i) does not use nanotechnology in the development or engineering of its food products or food packaging and (ii) views "nanomaterials" to mean particles of 100 nm or less that exhibit unique properties associated with being in that size range.

As acknowledged in the Response Letter, the definition of "nanomaterials" used by the Company is consistent with the applicable FDA guidance. Specifically, as summarized in the Response Letter, "when considering whether an FDA-regulated product involves the application of nanotechnology, FDA will ask:

1) "[w]hether material . . . is *engineered* to have at least one external dimension . . . in the nanoscale range (approximately 1 nm to 100 nm)"; and

2) "[w]hether a material . . . is *engineered* to exhibit properties or phenomena, including physical or chemical properties or biological effects, that are attributable to its dimension(s), even if these dimensions fall outside the nanoscale range, up to one micrometer (1,000 nm)" (emphasis added).[1]

The term "engineered" in both prongs of the definition cited above refers to "products that have been *deliberately manipulated* by the application of nanotechnology" as opposed to "products that *contain materials that naturally occur in the nanoscale range*" or that "may *unintentionally* include materials in the nanoscale range" (emphasis added).[2] In other words, "engineering" specifically requires the use of nanotechnology. The FDA guidance also

---

[1] *See* Food and Drug Administration, *Considering Whether an FDA-Regulated Product Involves the Application of Nanotechnology*, 6 (June 2014), *available at* http://www.fda.gov/downloads/RegulatoryInformation/Guidances/UCM401695.pdf.

[2] *Id.* at 7.

explicitly states that it does not cover the "incidental presence of particles in the nanoscale range in conventionally-manufactured products."[3]

As discussed in greater detail in the No-Action Request, the Company does not use nanotechnology in the development or engineering of its food products or food packaging. As a result, consistent with the FDA guidance, (1) no food product or food packaging is "*engineered* [by the Company] to have at least one external dimension . . . in the nanoscale range (approximately 1 nm to 100 nm)" and (2) no food product or food packaging is "*engineered* [by the Company] to exhibit properties or phenomena . . . that are attributable to its dimension(s), even if these dimensions fall outside the nanoscale range, up to one micrometer (1,000 nm)."

The Response Letter cites (and includes as Appendix C) testing data purporting to show that one of the Company's products, Dentyne Ice Gum, contains titanium particles smaller than 200 nm as a result of the Company's use of titanium dioxide (which is commonly used for coloring foods and other materials) in this product. However, applying the FDA's standards, the testing data does not show that Dentyne Ice Gum involves the application of nanotechnology. In fact, (1) the testing data does not show that Dentyne Ice Gum contains any nanoparticles below 100 nm and (2) the Company has not *engineered* this product to exhibit properties or phenomena attributable to nanoscale dimensions or dimensions outside the nanoscale range, up to one micrometer (1,000 nm). Instead, the Company uses standard, food grade titanium dioxide that has been manufactured using conventional methods of manufacturing. And while it is possible that a small fraction of titanium dioxide's "primary particles" may be less than 100 nm due to conventional production processes, FDA specifically recognized that "conventionally manufactured food substances can sometimes include particles with size distributions that extend into the nanometer range" but confirmed that its guidance on nanomaterials was "not intended to bring into question the regulatory status of such products if they have already been ... approved ...."[4] Therefore, simply because titanium dioxide (which has been approved as a color additive since 1966) "can sometimes include particles with size distributions that extend into the nanometer range," the Company's use of this material in one or more of its products is irrelevant as long as the Company does not *engineer* this material to have at least one external dimension in the nanoscale range or to exhibit properties or phenomena that are attributable to its dimension(s).

Moreover, the Titanium Dioxide Manufacturer's Association explains that, when titanium dioxide is purposely manufactured as a nanomaterial, it is "engineered to have

---

[3] *Id.*

[4] Food and Drug Administration, *Guidance for Industry: Assessing the Effects of Significant Manufacturing Process Changes, Including Emerging Technologies, on the Safety and Regulatory Status of Food Ingredients and Food Contact Substances, Including Food Ingredients that Are Color Additives* at 5-6 (June 2014).

primary particles less than 100 nm."[5] Notably, in that case, titanium dioxide does not exhibit the properties for which it is used in gum (i.e., it does not produce a white color and, therefore, would not be used as a colorant in gum). Thus, in any event, the relevant size for considering titanium to be "engineered" or deliberately manipulated to be a nanomaterial (within the meaning of the FDA guidance) is 100 nm. As confirmed by the testing of Dentyne Ice Gum provided by the Proponent, that is not the case with respect to the Company's use of this material. For these reasons, the Proposal is excludable under Rule 14a-8(i)(5).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Even though the Proposal is drafted as requesting a report on the Company's use of nanomaterials, fundamentally, the Proposal seeks to control the Company's ordinary business activities, namely, product development. More specifically, as made clear by the Response Letter, the Proposal seeks to regulate the Company's use of titanium dioxide. For instance, the Response Letter cites another company's announcement that it would stop using titanium dioxide in its products in response to a similar proposal that As You Sow submitted to that company.

As we stated in the No-Action Request, similar to *Walgreen Co.* (avail. Oct. 13, 2006), the Company uses ingredients and materials in compliance with the regulations set forth by the FDA (or another applicable agency outside the United States), including with regard to the Company's use of titanium dioxide. In fact, the FDA guidance clarified that the nanotechnology considerations "are not intended to apply to products that have been previously reviewed or approved by the FDA and where no changes are made to manufacturing processes that would alter the dimensions, properties or effects of the product or its constituent parts."[6] This, among other things, makes the Proposal fundamentally different from *Tyson Foods, Inc. (Recon.)* (avail. Dec. 15, 2009) (cited in the No-Action Request), *Dow Chemical* (avail. Mar. 7, 2003), *Baxter International* (avail. Mar. 1, 1999) and *Union Camp Corp.* (avail. Feb. 12, 1996), and in line with the facts of *Wal-Mart Stores, Inc.* (avail. Mar. 11, 2008) (discussed in the No-Action Request).

Therefore, in seeking to control which ingredients the Company uses in its products (and, specifically, an ingredient that has been approved for use as a color additive by the FDA for fifty years), the Proposal deals with a matter relating to the Company's ordinary business operations and is, therefore, excludable under Rule 14a-8(i)(7).

---

[5] Titanium Dioxide Manufacturers Association, *About Titanium Dioxide*, 3 (July 2013), *available at* http://www.tdma.info/images/Documents/About_TiO2_Brochure_-_July_2013.pdf.

[6] *See* Food and Drug Administration, *Considering Whether an FDA-Regulated Product Involves the Application of Nanotechnology*, fn. 7 (June 2014), *available at* http://www.fda.gov/downloads/RegulatoryInformation/Guidances/UCM401695.pdf.

CONCLUSION

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to carol.ward@mdlz.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Lori Zyskowski of Gibson, Dunn & Crutcher LLP at (212) 351-2309.

Sincerely,

Carol J. Ward
Vice President and Corporate Secretary

cc: Lori Zyskowski, Gibson, Dunn & Crutcher LLP
Austin Wilson, As You Sow
Samajak LP, c/o Austin Wilson, As You Sow
Sanford J. Lewis

SANFORD J. LEWIS, ATTORNEY

February 5, 2016

Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mondelēz International, Inc.
Shareholder Proposal of Samajak LP (Submitted by As You Sow)

Ladies and Gentlemen:

As You Sow filed a shareholder proposal, on behalf of Samajak LP (the "Proposal") with Mondelēz International Inc. (the "Company"). The Proposal requests a report on Mondelēz' use of nanomaterials, including actions management is taking to reduce or eliminate the risk nanoparticles may pose to human health and the environment.

This letter is in response to the No-Action Letter request dated January 6, 2016, sent to the Securities and Exchange Commission by Carol J. Ward, Vice President and Corporate Secretary of Mondelēz International. In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rules 14a-8(b)(2) and 14a-8(f)(1), Rule 14a-8(i)(5), and Rule 14a-8(i)(7). I have reviewed the letter sent by the Company, and based on the relevant rules and Staff precedents, the Proposal is not excludable and must be included in the Company's 2016 proxy materials.

A copy of this letter is being emailed concurrently to Carol J. Ward.

SUMMARY

The Proposal (included with this letter in Appendix A) states in its resolved clause:

> **RESOLVED**: Shareholders request the Board publish, by October 2016, at reasonable cost and excluding proprietary information, a report on Mondelēz' use of nanomaterials, including describing the products or packaging that currently contain nanoparticles, why nanoparticles are being used, and actions management is taking to reduce or eliminate the risk nanoparticles may pose to human health and the environment, including eliminating the use of nanomaterials until or unless they are proven safe through long-term testing.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

The Company first asserts that the Proposal is excludable due to failure of the Proponent to convey an intent to hold the necessary shares through the Company's annual meeting. However, the plain language of the authorization letter states the necessary intention.

Secondly, the Company asserts that the proposal was excludable under Rule 14a-8(i)(5) due to lack of relevance, asserting that the company does not utilize nanotechnology in its products. However, documentation provided by the proponent demonstrates that the Company does use nanotechnology in numerous products. The Company is attempting to rely upon a overly narrow definition of nanotechnology, which is not condoned by regulators. Furthermore, even with in the Company's own overly narrow definition, it still appears to use nanotechnology in its products. Since nanomaterials are is in a wide range of the company's products the proposal is relevant to the Company's business. Furthermore, the presence of these materials poses a risk to the Company's reputation, making the proposal "otherwise significantly related" to the Company's business.

Third, the Company asserts that the proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business. However, because the Proposal addresses a significant policy issue, nanotechnology risks in products, which is a subject matter of widespread and long-standing debate, the subject matter transcends ordinary business and the Proposal is not excludable on that basis.

BACKGROUND

Proponents' resolution asks the company to provide information on how it is using nanoparticles and how it is addressing the risks of nanoparticles in foods before such particles have been proven safe. A nanoparticle is generally defined as a miscroscopic particle whose size is measured in nanometers.[1] To give scale, one nanometer is one-millionth the length of a grain of sand; alternatively, a red blood cell is approximately 7,000 nm wide. Use of materials at the nanoscale can present opportunities for food industry applications, such as stronger flavorings or more effective pigments. However, these extremely small particles can have physical, chemical, and biological properties that differ from larger particles of the same molecules. At such small scale, nanoparticles are more likely to pass through biological membranes in humans, circulate through the body, and enter cells, potentially causing a range of harms. Peer-reviewed scientific research indicates that nanoparticles (including those larger than 100 nm) may cause a range of negative health effects, including cell damage, inflammation, and toxicity.

Given this information, and a lack of regulatory standards, investors are concerned that Mondelēz' use of materials in the nanoscale range raises risks that should be addressed, including the risk of potential health harm to consumers, legal costs and liabilities, and reputational harms among others. There is no consensus yet on what size of nanomaterial is safe and in what context.

---

[1] www.merriam-webster.com/dictionary/nanoparticle.

ANALYSIS

I. <u>The Proposal is not excludable under Rules 14a-8(b)(2) and 14a-8(f)(1)</u>

The company asserts that the proponent failed to provide adequate statements of intent to hold the required shares. This assertion is readily dismissed, because the company is radically distorting correspondence from the proponents and misconstruing prior Staff decisions.

As the Company itself notes, the Authorization Letter included a statement that the Proponent "has continuously owned over $2,000 worth of Mondelēz International stock, with voting rights, for over a year." The Authorization Letter further states ***<u>in the next sentence</u>*** that the Proponent "intends to hold the stock through the date of the company's annual meeting in 2016." Subsequent to filing of the proposals, the proponent provided documentation of sufficient proof of ownership for at least one year as of the date of the proposal (see Appendix B).

The Company's single assertion for exclusion is that the existing authorization statement, which says that the Proponent intends to hold "the stock" through the date of the company's annual meeting in 2016 is insufficient to confirm that the Proponent intends to hold the required number or amount of the Company's shares through the date of the 2016 Annual Meeting of Shareholder. The company asserts specifically that:

> "the statements would be accurate (but not sufficient under Rule 14a-(8)(b)(2)) even if the Proponents had sold all but one of their shares of Company stock after November 23, 2015, the date on which Charles Schwab & Co. verified the two remaining Proponents' ownership of Company shares."

This is an implausible reading of the authorization letter, which clearly signifies in the course of two consecutive sentences, that (1) a requisite amount of stock is held, and (2) that the Proponent intends to continue holding <u>the</u> stock through the Annual Meeting.

The Staff has previously prohibited exclusion of a proposal where the submitted documentation sufficiently evidenced the proponent's intent to hold the required shares through the shareholder meeting, even where some details in the shareholder's commitment were arguably ambiguous. In *<u>Comcast Corporation</u>* (March 11, 2015), the company argued the proponent failed to document eligibility because, although the letter stated the proponent's intent to hold "the required stock value until after the date of the respective shareholder meeting," it did not state the proponent's intent to specifically hold the company's *Class A Common Stock* through the shareholder meeting. The company argued that the stated intent may be to hold non-voting stock, which would not meet the eligibility requirements for proposal submission. However, in light of the overall context surrounding the proposal's submission and the proponent's stated intent to hold "the required stock value," it was evident that the proponent owned the required stock and that the given statement of intent was sufficient.

In the present case, the statement of commitment to hold "the stock" read in the context of the preceding sentence and the total correspondence represents a sufficient statement of intent to document eligibility.

In contrast, where a proponent merely stated, "I do intend on keeping my stocks," without specifying that he would do so *through the shareholder meeting, the Staff* understandably allowed exclusion. *Bank of America* (February 7, 2014). Similarly, in *AT&T Inc.* (January 3, 2013) and *Verizon* (January 10, 2013) cited by the company, the proponents merely stated they would hold their stock "into the foreseeable future."

This case is further distinguishable from *Fluor Corp* (December 31, 2014), where the proponents stated that they "pledge to continue to hold stock until after the date of the next shareholder meeting" without indicating more about the stock they would continue to hold. In contrast, the Proponent here has stated in its September 21, 2015 letter:

> The Stockholder has continuously owned over $2,000 worth of Mondelēz International stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

By using the word "the", and stating its intention in the sentence immediately subsequent to the statement regarding amount and type of share ownership, the Proponent here has identified that, at a minimum, it intends to continuously hold over $2,000 worth of Mondelēz International stock with voting rights. This is unambiguous and provides no plausible argument that the proponent failed to prove intent to hold the shares.

It is notable what a difference one simple word – "the" – makes. The Cheesecake Factory (March 27, 2012) (Each proponent "intends to continue to *own shares* in the Cheesecake Factory through the date of the 2012 annual meeting of shareholders.") and General Electric (January 30, 2012) (The proponent "intends to continue to own General Electric common stock through the date of the Company's 2012 annual meeting.") are both distinguishable for the failure to clarify in context an intent to continue holding the necessary shares.

II. The Proposal is not excludable under Rule 14a-8(i)(5)

The Company asserts that the Proposal is excludable due to lack of relevance under Rule 14a-8(i)(5), arguing that it does not use nanotechnology/nanomaterials. Unlike *Arch Coal*, which was a mining company that did not have coal-fired power plants, Mondelēz does use nanomaterials in its products.

a. **Independent testing demonstrates the presence of nanoparticles in Mondelēz' high profile product, Dentyne Ice Gum**

Independent testing by Forensic Analytical Laboratories in Hayward, California, of Mondelēz' Dentyne Ice gum, found that the titanium particles in the product consisted of nanoparticles. Thirty-nine percent of the particles sized in this product were found to be smaller than 200 nanometers (Appendix C).

The Titanium Dioxide Manufacturers Association, on its website, states that:

> "pigment grade TiO2 [titanium dioxide] is manufactured in order to maximise the number of primary particles in this size range (approx. 200 – 350 nm). However as in all production processes of particulate materials, there will be a distribution of primary particle sizes around the average value and it is likely that a small fraction of the primary particles are < 100 nm, and therefore covered by the nanoparticle ISO definition (ISO/TC 229 Nomenclature system for nanoparticles)."[2]

This statement demonstrates that the company's use of titanium dioxide in food products necessarily includes nanomaterials, including nanomaterials within Mondelēz' own definition of 1 to 100 nanometers.

b. **Many of the Company's products contain food-grade Titanium Dioxide which contains nanoparticles**

A search on Mondelēz' SnackSearch website confirms that at least 164 distinct "gum" products and at least 45 "Candy/Cough" products made by Mondelēz' contain food-grade titanium-dioxide (results in Appendix D and E)[3]. Peer-reviewed studies demonstrate that food grade titanium dioxide contains a significant percentage of particles smaller than 100 nanometers. For example, in three recent peer-reviewed studies, all pure food-grade titanium dioxide products that were tested had between 10% and 35% of their particles smaller than 100 nanometers.[4,5,6]

---

[2] http://www.tdma.info/images/Documents/About_TiO2__Brochure__-_July_2013.pdf
[3] http://snacksearch.mdlz.com. Select "Ingredients" and on the next page, ensure that "Product Type" is set to "All".
[4] Alex Weir and Paul Westerhoff. "Titanium Dioxide Nanoparticles in Food and Personal Care Products." Environmental Science and Technology. Published Feb 21, 2012. http://www.ncbi.nlm.nih.gov/pubmed/22260395/
[5] Peters, Ruud J.B. et al. "Characterization of Titanium Dioxide Nanoparticles in Food Products: Analytical Methods To Define Nanoparticles." Agricultural and Food Chemistry. Published July 8 2014. http://www.rivm.nl/Documenten_en_publicaties/Wetenschappelijk/Wetenschappelijke_artikelen/2014/augustus/Characterization_of_titanium_dioxide_nanoparticles_in_food_products_Analytical_methods_to_define_nanoparticles
[6] Alex Weir, Paul Westerhoff et al. "Characterization of Food-Grade Titanium Dioxide: The Presence of Nanosized Particles." Environmental Science & Technology. Published 2014. http://www.medscape.com/medline/abstract/24754874

c. **The Company inappropriately limits its definition of nanoparticles to 100 nanometers or less to assert that it does not use nanomaterials**

In stating that the company does not use nanoparticles, the Company arbitrarily defines nanomaterials as "particles between 1 to 100 nanometers in size that exhibit unique properties associated with being in that size range", ignoring all other particles in the nanometer range.[7] The Company cites to a single study for its definition, a study of plastic polymer devices used by surgeons, dentists, and pharmacists to treat trauma or disease.[8] This study bases its definition on the size at which the novel properties of the nanomaterials develop and does not address health harms associated with ingesting nanomaterials.[9] Studies addressing the potential health harms of nanomaterials include a range of sizes of nanomaterials, including studies of nanomaterials larger than 100 nanometers.[10] The Company has offered no justification, let alone a health based justification, for ignoring all particles at 101 nanometers and above.

d. **No regulatory definition allows Mondelēz to ignore the risks of nanoparticles larger than 100 nanometers**

The U.S. Food and Drug Administration (FDA) has not enacted any regulatory definition of nanotechnology, nanomaterial, or nanoparticle. The FDA, however, has published guidance regarding nanomaterials in food products. This guidance clarifies that:

- Nanomaterials in food cannot be Generally Recognized As Safe: "At this time, we are not aware of any food ingredient or FCS [food contact substance] intentionally engineered on the nanometer scale for which there are generally available safety data sufficient to serve as the foundation for a determination that the use of a food ingredient or FCS is GRAS [Generally Recognized As Safe];"[11]
- "FDA has not to date established regulatory definitions of 'nanotechnology,' 'nanoscale' or related terms;"[12]

---

[7] As noted above, food-grade titanium dioxide does include particles in the range defined by the company, so its statement that it does not use nanoparticles is incorrect even under its own definition.

[8] See "e"e p. 377, http://pac.iupac.org/publications/pac/pdf/2012/pdf/8402x0377.pdf.

[9] The definition provided in the study addresses the technological aspect of nanomaterials, i.e., the average range at which their special qualities are primarily exhibited, not health-based considerations. Note 2 provides that the basis for the 1 to 100 nm range is the fact that the novel properties that differentiate particles from the bulk material typically develop at a length of under 100 nm. Note 3 provides that other phenomena, including transparency and stable dispersion, may extend the upper boundary to 500 nm. No discussion of the definition as it relates to health harms is mentioned. Vert, Doi, Hellwich, Terminology for biorelated polymers and applications (IUPAC Recommendations 2012), p. 85, http://www.academia.edu/7665343/Terminology_for_biorelated_polymers_and_applications_IUPAC_Recommendations_2012.

[10] *See* e.g., Wick et al. "Barrier Capacity of Human Placenta for Nanosized Materials." Environmental Health Perspectives. Published 2012. http://ehp.niehs.nih.gov/0901200/ (

[11] Food and Drug Administration. *Guidance for Industry: Assessing the Effects of Significant Manufacturing Process Changes*. Section III, E. Published June 2014. http://www.fda.gov/Food/GuidanceRegulation/GuidanceDocumentsRegulatoryInformation/IngredientsAdditivesGRASPackaging/ucm300661.htm

[12] Food and Drug Administration. *Considering Whether an FDA-Regulated Product Involves the Application of Nanotechnology*. June 2014. http://www.fda.gov/RegulatoryInformation/Guidances/ucm257698.htm

- "At this time, when considering whether an FDA-regulated product involves the application of nanotechnology, FDA will ask:
  1. Whether a material or end product is engineered to have at least one external dimension, or an internal or surface structure, in the nanoscale range (approximately 1 nm to 100 nm)...
  2. Whether a material or end product is engineered to exhibit properties or phenomena, including physical or chemical properties or biological effects, that are attributable to its dimension(s), even if these dimensions fall outside the nanoscale range, up to one micrometer (1,000 nm)."[13]

Mondelēz has essentially adopted sub-bullet 1 of this guidance as its definition and ignores sub-bullet 2. The company provides no information in its No-Action Letter or its web-site related to whether the nanoscale materials in its products meet the second criteria, in particular whether the material exhibits "physical, chemical, or biological effects, that are attributable to its dimensions" up to 1,000 n.m. This is the important question investors are asking the company to address (or to simply avoid by declining to use nanoparticles),[14] because nanoscale materials exhibiting these properties have been found to be more likely to be harmful.

In its guidance, FDA further states that nanoparticles can have chemical, physical, and biological properties that differ from those of their larger counterparts;[15] and that "[w]hen a food substance is manufactured to include a particle size distribution shifted more fully into the nanometer range, safety assessments should be based on data relevant to the nanometer version of the food substance."[16]

e. Mondelēz is potentially using other ingredients or product packaging that incorporate nanomaterials

Nanoparticles may also be incorporated in food packaging. In April of 2014, the U.S. Environmental Protection Agency (EPA) identified a company selling plastic food storage containers containing silver nanoparticles.[17] As of 2014, dozens of food and food-related products on the market claim to contain nano-silver.[18]

Some companies in the food industry are already selling food and beverage packaging that contains nanomaterials, such as nano-clays. These clays can be incorporated into other polymers,

---

[13] Food and Drug Administration. *Considering Whether an FDA-Regulated Product Involves the Application of Nanotechnology*. June 2014. http://www.fda.gov/RegulatoryInformation/Guidances/ucm257698.htm

[14] Other companies such as Dunkin' Donuts and Starbucks have begun using alternatives in place of the whitener titanium dioxide. See http://news.yahoo.com/dunkin-donuts-remove-nanomaterials-powdered-donuts-150700858.html

[15] Food and Drug Administration. "Nanotechnology." Accessed Feb 5 2015. http://www.fda.gov/ScienceResearch/SpecialTopics/Nanotechnology/default.htm;

[16] Ibid.

[17] Plastics News. "EPA halts sales of plastic food containers with nanosilver content." Published April 4 2014. http://www.plasticsnews.com/article/20140404/NEWS/140409951/epa-halts-sales-of-plastic-food-containers-with-nanosilver-content

[18] Center for Food Safety. "Nanosilver in Food and Food Contact Products." Accessed Dec 15 2014. http://www.centerforfoodsafety.org/files/nano-silver_product_inventory-in-food-12514_66028.pdf

such as those used in plastic bottles; this product is called a polymer–clay nanocomposite (PCNC). According to research published by an FDA scientist:[19]

> "Most commercially available PCNC products are marketed toward a very specific application, including several in the food and beverage industry. PCNC packaging materials have, for example, become popular with beverage manufacturers, such as Miller Brewing Company [133], which has used them to manufacture plastic bottles possessing both high barriers to oxygen and carbon dioxide migration."

> "… PCNCs may represent the next revolution in food packaging technology, there are still steps that need to be taken in order to ensure that consumers are protected from any potential hazards these materials pose."

f. The Company's use of nanomaterials in its products and food packaging has a direct relationship to the business of the Company and is therefore not excludable under Rule 14a-8(i)(5)

Despite the Company's claim that it does not use and is not developing nanotechnology/nanomaterials, it has been demonstrated in this section that:

1) The Company incorporates food grade titanium dioxide in at least 209 products (such as Dentyne Ice gum), and that studies indicate that food grade titanium dioxide contains nanomaterials.
2) The Company's stated definition of nanomaterials ignores particles greater than 100 nanometers, and no regulatory definition or guidance allows the company to do so.
3) The food industry is incorporating nanotechnology in other ingredients and in food and beverage packaging, and the Company does not report and may not even know whether these materials are used in its supply chains.

Further, the Company is at risk of reputational damage due to its incorporation of nanomaterials in its food products; such reputational damage could substantially damage the company's brand reputation, and thus the Company's sales, revenues, profit, and share value. A report published by the Consumer Council of Canada found that:

> "In a survey of Canadian consumer advocates… The applications [of nanotechnology] that they felt would pose the greatest risks were food, cosmetics and drugs… This view is consistent with the results of an [sic] European survey which found the majority of consumers opposed the use of nanomaterials in food."[20]

---

[19] Duncan, Timothy V. "Applications of nanotechnology in food packaging and food safety: Barrier materials, antimicrobials and sensors." Journal of Colloid and Interface Science. Volume 363, Issue 1, 1 November 2011, Pages 1–24. http://www.sciencedirect.com.oca.ucsc.edu/science/article/pii/S0021979711008642

[20] Nielson, Elizabeth, Phd. *Nanotechnology and Its Impact on Consumers: Report to the Consumer Council of Canada.* 2008. P. 68 http://www.consumerscouncil.com/site/consumers_council_of_canada/assets/pdf/Nanotech_report.pdf

Finally, nanomaterials may cause health harms that lead to massive litigation and financial damage. For example, studies indicating that asbestos (the fibers of which are usually smaller than 1,000 nanometers in diameter[21]) could cause serious health impacts were ignored and discounted for the decades it took for such harms to be manifested. Use of asbestos led to the longest, most expensive mass tort in national history with total U.S. costs now standing at over $250 billion.[22]

III. <u>The Proposal is not excludable under Rule 14a-8(i)because the subject matter of the proposal addresses a transcendent policy issue.</u>

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) because it "relates to the Company's ordinary business activities, namely, product development." However, concern about potential risks associated with using nanotechnology in food products and packaging, while the safety of nanoparticles is still in question, is a significant policy issue that transcends day-to-day business matters.

As food ingredients, nanoparticles have raised significant concern and engendered debate because peer-reviewed studies suggest that a wide size range of nanoparticles (including those larger than 100 nm) may be toxic to humans and the environment.[23] Research suggests that nanoparticles of many materials are more biologically active than their normal size counterparts because they have significantly greater surface area per mass.[24]

Studies show that nanoparticles less than 300 nanometers (nm) are able to pass through cell membranes in organisms, including the placenta and the blood brain barrier, and their interactions with biological systems are relatively unknown.[25] A 2009 study found that mice fed certain kinds of titanium dioxide nanoparticles with their drinking water for 5 days exhibited DNA and chromosomal damage and inflammation.[26] And in two more separate studies that year, a Japanese team showed that male offspring of pregnant mice injected with certain titanium dioxide nanoparticles experienced genital malformations and neurologic damage[27] as well as changes in gene expression in the brain.[28] Other in vitro studies have

---

[21] Institute of Medicine (US) Committee on Asbestos: Selected Health Effects. Asbestos: Selected Cancers. Washington (DC): National Academies Press (US); 2006. 3, Background Information on Asbestos. http://www.ncbi.nlm.nih.gov/books/NBK20335/

[22] The Economist, Jan. 26 2005, The War on Tort, http://www.economist.com/node/3598225.

[23] See, e.g., James Yeagle, "Nanotechnology and the FDA," Virginia Journal of Law & Technology, Summer 2007, Vol. 12, No. 6, http://www.vjolt.net/vol12/issue3/v12i3_a2-Yeagle.pdf.

[24] Oberdorster, G., et al, 2005, Nanotoxicology: An Emerging Discipline Evolving From Studies of Ultrafine Particles (Environmental Health Perspectives), http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1257642/.

[25] Garnett, M.C. and P. Kallinteri, 2006, Nanomedicines and Nanotoxicology: Some Physiological Principles (Occupational Medicine), http://occmed.oxfordjournals.org/content/56/5/307.short.

[26] Trouiller, B., et al, 2009, Titanium dioxide nanoparticles induce DNA damage and genetic instability in vivo in mice (Cancer Research), http://jsanderslaw.com/blog/wp-content/uploads/2010/04/nanotechnology-titanium-dioxide-health-issues.pdf.

[27] Takeda, K., et al, 2009, Nanoparticles transferred from pregnant mice to their offspring can damage the genital and cranial nerve systems (Journal of Health Science), http://www.researchgate.net/publication/228666236_Nanoparticles_transferred_from_pregnant_mice_to_their_offspring_can_damage_the_genital_and_cranial_nerve_systems.

[28] Shimizu, M., et al, 2009, Maternal exposure to nanoparticulate titanium dioxide during the prenatal period alters gene expression related to brain development in the mouse (PubMed), http://www.particleandfibretoxicology.com/content/6/1/20.

suggested that some types of both titanium dioxide and zinc oxide nanoparticles (at sizes that are found in food-grade products) are toxic to human brain and lung cells.[29,30,31] A 2012 study found that silver nanoparticles, increasingly contained in food packaging, had a toxic effect on human and mice testicular cells, suppressing cellular growth and multiplication and causing cell death.[32]

Using nanoparticles in food has raised deep concern and controversy because scientists are only now beginning to develop methods to characterize how nanoparticles react in the human body. The International Life Sciences Institute (ILSI)'s 2014 NanoRelease Food Additive Project (a project made up of representatives from industry, government, academia, and health advocacy groups) sought to evaluate and develop the methods to detect, characterize, and evaluate nanoparticles released from food along the alimentary tract.[33] The Project did not evaluate health harms associated with the ingestion of nanoparticles, focusing instead on the initial need to be able to characterize how nanoparticles act and react in the human body.[34] Relatedly, certain researchers have concluded that there is insufficient funding for human health and safety research, and as a result there is currently limited understanding of the human health and safety risks associated with nanotechnology.[35]

If science cannot yet predict what happens to nanoparticles in the body, let alone understand the potential of health harms, many believe it is far too early to use these particles in foods. The scope of the public debate about nanomaterials is reflected by search engine results. As of December 19, 2016, Google returns the following number of results for the following search terms:

- 127 million results for the combined search terms "nano" and "food"
- 113,000 results for the specific phrase " "nanoparticles in food" "

The risk that nanotechnology poses to public health and the environment has been expressed by insurance groups, policymakers, and health organizations:

- The insurance giant Swiss Re noted that "what makes nanotechnology completely new from the point of view of insuring against risk is the unforeseeable nature of the risks it

---

29 Lai, J.C., et al, 2008, Exposure to titanium dioxide and other metallic oxide nanoparticles induces cytotoxicity on human neural cells and fibroblasts (International Journal of Nanomedicine), http://www.ncbi.nlm.nih.gov/pubmed/19337421.

30 Gurr, J.R., et al, 2005, Ultrafine titanium dioxide particles in the absence of photoactivation can induce oxidative damage to human bronchial epithelial cells (Toxicology), http://www.ncbi.nlm.nih.gov/pubmed/15970370.

31 Uboldi et al, 2016, Role of the crystalline form of titanium dioxide nanoparticles: Rutile, and not anatase, induces toxic effects in Balb/3T3 mouse fibroblasts (Toxicology in Vitro), Volume 31, March 2016, Pages 137–145, http://www.sciencedirect.com/science/article/pii/S0887233315300060

32 Asare, N. et al, 2012, Cytotoxic and genotoxic effects of silver nanoparticles in testicular cells (Toxicology), http://www.sciencedirect.com/science/article/pii/S0300483X11004616.

33 International Life Sciences Institute, accessed Mar 28 2014, "NanoRelease Food Additive Project Scope," http://www.ilsi.org/ResearchFoundation/RSIA/Pages/NRFA_ProjectScope.aspx

34 *Id.*

35 The Project on Emerging Nanotechnologies, Apr. 16 2008, Limited Transparency in Federal Nanotech Research May Hamper Development, http://www.nanotechproject.org/news/archive/hsc_4-16/

entails and the recurrent and cumulative losses it could lead to, given the new properties – hence different behavior -- of nanotechnologically manufactured products."[36]

- Gen Re, a large re-insurer, noted that "[t]here are, at this time, dozens of studies associating exposure to various nanoparticles with adverse health effects."[37]
- The National Research Council conducted an EPA-requested study of nanotechnology research in 2012 and found that "despite increasing budgets for nanotechnology-EHS research and a growing number of publications, *regulators, decision-makers, and consumers still lack the information needed to make informed public health and environmental policy and regulatory decisions.*"[38]
- The President's Council of Advisors on Science and Technology, in its assessment of the National Nanotechnology Initiative (NNI) in 2013, expressed concerns about "a lack of integration between nanotechnology-related [environmental health and safety] research funded through the NNI and the kind of information policymakers need to effectively manage potential risks from nanoparticles." [39]
- In 2015, a coalition of advocacy groups in the U.S. and abroad released a policy recommendation for companies in food-related industries to assist them in avoiding or reducing the risks from nanomaterials in food products and packaging.[40] The recommendation states:

> "Nanotoxicology studies indicate a range of harms can be caused by ingestion, inhalation, and/or dermal exposure to a variety of nanomaterials. We are concerned that food companies may use, or inadvertently, as a result of supply chain management failures, incorporate nanomaterials in their food products, food ingredients, food contact surfaces, feed or food packaging before such materials have been proven safe for manufacture consumption, and release into natural ecosystems on a life-cycle basis."

Despite the concerns of these group about the potential health harms and uncertainty regarding lifecycle effects, nanomaterials have begun to enter the food and food packaging supply chain. In October 2015, Center for Food Safety released a searchable database of almost 300 consumer food products and food contact products that use nanomaterials[41]

Nano in food packaging has also been an issue, particularly the use of nanosilver, claimed to be an antimicrobial material. EPA has issued warning letters to Amazon, Sears, Walmart and other large retailers directing them not to sell such products with claims about antimicrobial benefits.[42] In

---

36 Swiss Re. *Nanotechnology: Small Matter, Many Unknowns.* Published 2004. http://www.nanowerk.com/nanotechnology/reports/reportpdf/report93.pdf

37 Gen Re. *Insurance Issues.* Published November 2011. http://www.sheetsdatago.com/pdf/44-1/datasheet-InsuranceIssues201111-en.htm

38 Congressional Research Service. *The National Nanotechnology Initiative: Overview, Reauthorization, and Appropriations Issues.* Published 2013. p.41. http://www.fas.org/sgp/crs/misc/RL34401.pdf

39 Ibid.

40 http://www.asyousow.org/our-work/environmental-health/nanomaterials/policy-for-nanomaterials-in-food-and-food-packaging/

41 http://www.nanowerk.com/nanotechnology-news/newsid=41532.php

42 http://www.foodsafetynews.com/2014/04/epa-stops-sale-of-food-containers-made-with-nano-silver/#.UzwltqI0-RR

2014, the EPA ordered Pathway Investment Corporation to cease selling plastic food containers made with nanosilver, since the company did not register its claims with the EPA.[43]

Furthermore, evidence suggest that many companies do not have policies in place to prevent nanomaterial ingredients from entering their supply chains. As described in the New York Times in 2013, As You Sow sent a survey to 2,500 companies about nanomaterials use, to which only 26 companies responded. Of these 26, 14 said that they do not use nanomaterials, and of those 14, only two had any corporate policies on the use of nanomaterials.[44]

Societal debate over the safety of nanomaterials is longstanding and has been the topic of a range of NGO reports:

- Friends of the Earth's 2014 report "Tiny Ingredients, Big Risks" documents a tenfold increase in unregulated and unlabeled "nanofood" products on the American market since 2008.[45]
- Center for Food Safety's 2010 report "Nano Exposed: A Citizen's Guide to Nanotechnology" demonstrates that nanomaterials pose unique risks due to their novel properties, and that gaps in research leave the public at risk.[46]
- Institute for Agriculture and Trade Policy's 2012 "International Standards for Trade in Nano-coated Produce?" analyzes global regulatory standard for nano-coated produce.
- Friends of the Earth's 2011 report "Nano-Silver: Policy Failures Puts Public Health at Risk" makes the case that over use of nano-silver as an antimicrobial in an increasing array of consumer products may harm the public.[47]
- National Resource Defense Council has published several fact sheets with information for consumers, describing the unanswered questions about the safety of nanomaterials and advocating for the need to protected consumers and workers from these impacts.[48][49]

A variety of organizations have also engaged in legal actions against regulators for their lack of action on the issue:

- Several groups, including the International Center for Technology Assessment and the Institute for Agriculture and Trade Policy, sued the FDA in 2011 over the agency's failure to regulate nanotechnology.[50]
- In July 2015, Center for Food Safety and the International Center for Technology Assessment filed a lawsuit in federal court challenging the (EPA) decision to conditionally approve the antimicrobial nanosilver pesticide product "NSPW-L30SS" (previously "Nanosilva") for use in an unknown number of textiles and plastics.[51]

---

[43] http://www.foodsafetynews.com/2014/04/epa-stops-sale-of-food-containers-made-with-nano-silver/#.UzwltqI0-RR
[44] http://www.nytimes.com/2013/02/06/business/nanoparticles-in-food-raise-concern-by-advocacy-group.html
[45] http://libcloud.s3.amazonaws.com/93/25/c/4723/2014_Tiny_Ingredients_Big_Risks_Web.pdf
[46] http://www.centerforfoodsafety.org/files/nano-exposed_final_41541.pdf
[47] http://www.foe.org/system/storage/877/e2/8/549/NanoSilverUS.pdf
[48] http://www.nrdc.org/health/science/nano/fnano.pdf
[49] http://www.nrdc.org/health/science/nano/contents.asp
[50] http://www.centerforfoodsafety.org/files/1-pls-complaint.pdf
[51] http://www.centerforfoodsafety.org/press-releases/3995/groups-sue-epa-over-faulty-approval-of-nanotechnology-pesticide#

- In December 2014, several non-profit plaintiffs (Beyond Pesticides, the Center for Environmental Health, Clean Production Action, the Institute for Agriculture and Trade Policy, and Center for Food Safety) filed a lawsuit with the EPA regarding the agency's failure to regulate novel nanomaterial pesticides.[52]

After As You Sow filed a shareholder proposal relating to nanoparticles in food with Dunkin' Brands Group, Dunkin' Donuts announced that it would remove titanium dioxide from the powdered sugar used in its donuts, leading to press coverage from dozens of major news outlets, including The Guardian, Time, USA Today, CNBC, Wall Street Journal, Washington Post, and more. [53,54,55,56,57]

Media outlets of all types and sizes regularly report on nanotechnology, particularly how nanotechnology relates to consumer products, including food. These articles communicate the demonstrated potential for adverse effects on humans and the environment, the lack of regulation, and both the demonstrated and potential incorporation of these products into food and packaging:

- CNN

  "The bigger issue with nanoparticles is that they might pose health risks, as they have been found to in tests on mice. There are not nearly enough studies that can adequately demonstrate the safety of nanoparticles in food additives or packaging. Scientists are still investigating how the broad range of nanoparticles, with their myriad potential uses, would react in the body…More companies and consumers need to be aware of the use of engineered nanomaterials in foods and the potential unknown risks of this technology. More food products like M&M's and Pop-Tarts should be tested as recent studies have identified them as likely to contain nanomaterials as well."[58]

- Reuters

  "New consumer products created through nanotechnology are coming on the market at the rate of 3 to 4 per week, according to an advocacy group, The Project on Emerging Nanotechnologies (PEN), based on an inventory it has drawn up of 609 known or claimed nano-products."

  "[Consumer Union's Michael] Hansen said recent studies have shown that nano-sized particles in some cases can invade cells and breach the blood-brain barrier,

---

[52] http://www.centerforfoodsafety.org/press-releases/3664/nonprofits-sue-epa-for-failure-to-regulate-novel-pesticide-products-created-with-nanotechnology

[53] http://www.theguardian.com/sustainable-business/2015/mar/11/dunkin-donuts-to-remove-whitening-agent-from-donuts

[54] http://time.com/3738521/dunkin-donuts-titanium-dioxide/

[55] http://www.usatoday.com/story/money/2015/03/06/dunkin-donuts-fast-food-restaurant-food-safety/24524875/
http://www.cnbc.com/2015/03/05/dunkin-to-ditch-powdered-sugar-additive-report.html

[56] http://blogs.wsj.com/riskandcompliance/2014/11/17/the-morning-risk-report-nano-disclosure-no-big-thing-yet/

[57] https://www.washingtonpost.com/news/morning-mix/wp/2015/03/11/there-are-28-ingredients-in-a-dunkin-donuts-powdered-doughnut/

[58] http://www.cnn.com/2013/02/14/opinion/behar-food-nanoparticles/index.html

and that some forms of nano-sized carbon could be as harmful as asbestos if inhaled in quantity."[59]

"However, Experts say nanotechnology's future in food could be thwarted before it gets started by a reluctance among food manufacturers fearful of the kind of European consumer backlash that greeted genetically modified (GM) food to be open about what they are doing.[60]

- Industry Week:

  "The inclusion of nanotechnologies within manufacturing processes and products has increased exponentially over the past decade... potential safety issues have been raised and regulatory uncertainties persist."[61]

- Fortune

  "Nano-size titanium dioxide, in particular, can sneak into parts of the body that most particles cannot—such as bone marrow, ovaries, lymph nodes, and nerves. It can also cross the blood-brain barrier or enter cells and destroy genetic material. The particles have been found to accumulate in the small intestine, particularly in areas used by our immune system..."

  "McDonald's, which had packaging that contained nanoparticles, has publicly condemned their use in its products, toys included."

  "Today nano-size particles appear in paint, food, food packaging, washing machines, and clothing. The nano-materials industry touches nearly all aspects of manufacturing, from fertilizer for agriculture to the most targeted of medical technologies. It's hard to know exactly what has a nanomaterial and what does not, though, because nanotechnology is still considered a trade secret in the U.S., and as such many of its uses go unlabeled."[62]

- Scientific American

  "A new study reveals that nanoparticles are being used in everything from beer to baby drinks despite a lack of safety information."[63]

- Even Popular Mechanics has addressed the issue:

  Jonathan Brown, a research fellow at the University of Minnesota: "We don't know the risks of nanomaterials in food or how the human reacts to nano additives, and where those nano additives may end up in the environment. We're left with mostly ambiguity, where initial studies indicate some health risks of certain nanomaterials under certain settings, but these obviously don't apply to all nano materials, nor do they necessarily reflect the risks of nanofood itself."[64]

---

[59] http://www.reuters.com/article/us-nanofoods-idUSN3044875220080730
[60] http://www.reuters.com/article/us-nano-food-idUSTRE68E24W20100915
[61] http://www.industryweek.com/emerging-technologies/complex-task-managing-nanotechnology-risks
[62] http://fortune.com/nanomaterials/
[63] http://www.scientificamerican.com/article/do-nanoparticles-in-food-pose-health-risk/
[64] http://www.popularmechanics.com/science/health/a12790/wait-theres-nanotechnology-in-my-food-16510737/

- BBC

  "The food industry has been criticised for being secretive about its use of nanotechnology by the UK's House of Lords Science and Technology Committee."

  Lord Krebs, chairman of the inquiry: "[The industry] got their fingers burnt over the use of GM crops and so they want to keep a low profile on this issue. We believe that they should adopt exactly the opposite approach. If you want to build confidence you should be open rather than secretive." [65]

- The Guardian

  "We must see nanotechnology for what it is: a technical cul-de-sac. It's another way to ratchet up hidden control in the food system." [66]

- Marketwatch

  "Those concerns are raising the eyebrows of the U.S. Food and Drug Administration, which has been exploring this burgeoning realm, but the agency appears reluctant to push the panic button."[67]

- PBS (Public Broadcasting Service)

  "Ultimately, much of the research on nanofoods is conducted behind closed doors at large multinational food and beverage companies, and their research, considered intellectual property, is not published or peer reviewed. At this point, any decisions about using these developments are made solely by the company and divulged at the company's discretion, which puts consumers and regulators at a big disadvantage when it comes to developing safeguards against these tiny developments."[68]

- Mother Jones

  "Remarkably, the US Food and Drug Administration, which oversees the safety of the food supply, both 1) acknowledges that nanoparticles pose risks that are substantially different from those of their regular-sized counterparts, and 2) has done nothing to slow down their rapid move into the food supply."

  "What FDA is saying here is obvious: If nanoparticles didn't behave differently, the industry wouldn't be using them in the first place."[69]

---

[65] http://news.bbc.co.uk/2/hi/science/nature/8446704.stm
[66] http://www.theguardian.com/what-is-nano/nanotechnology-food-more-than-question-taste
[67] http://blogs.marketwatch.com/health-exchange/2014/07/01/nanotechnology-what-substances-may-be-creeping-into-food-products/
[68] http://www.pbs.org/wnet/need-to-know/five-things/nanofoods/6682/
[69] http://www.motherjones.com/tom-philpott/2014/06/nano-sized-particles-food-packaging-how-big-problem

- Food Navigator

  "At IFT's nanoscience conference last week, major industry players discussed how to avoid a rerun of the GMO debacle with consumers – with some saying that one solution could be to say nothing about introducing nanotechnology in foods and do it anyway. It's hard to image a bigger mistake."[70]

  "[Cornell researcher Carmen] Morau noted the benefits of nanotechnology are no longer marketed on most consumer products, including foods, made with the technology because consumer uncertainty about its safety led to a backlash against the technology when it was first emerging commercially."[71]

- Food Magazine

  "Rodent studies conducted by researchers around the world in the last 10 years have shown that the smallest nanoparticles are more diversely distributed around the body, including to the brain, than the larger counterparts. Research led by Roel Schins at the Environmental Health Research Institute in Germany and published in the scientific journal, Nanotoxicology, revealed that compounds used as food additives such as titanium dioxide and silica can cause DNA damage at the nanoscale."[72]

- Grist

  "In actuality, companies are not required to disclose nano-sized ingredients, nor is there much active questioning about their safety."

  "In [a study], researchers found that acute exposure to the [nano] particles changed the structure of the lining of the chickens' intestinal walls, a change the lead scientist noted "serves to underscore how such particles, which have been widely studied and considered safe, cause barely detectable changes that could lead to, for example, over-absorption of other, harmful compounds."[73]

- E Magazine

  "Unbeknownst to just about everyone, nanoparticles made a quiet entrance into the nation's food supply at least a decade ago… These particles can help deliver nutrients, ensure longer freshness of food, act as thickening agents, or enhance taste or flavor. The problem is, scientists are still determining the health and environmental impact of these tiny particles, even as industry is forging ahead."[74]

- Other major outlets that have covered the issue of nanoparticles in food include: USA Today[75], Huffington Post,[76] ScienceDaily,[77] and The Sydney Morning Herald.[78] A wide

---

[70] http://www.foodnavigator.com/Market-Trends/Nanotechnology-in-food-What-s-the-big-idea
[71] http://www.foodnavigator-usa.com/R-D/Advances-in-nanotechnology-can-improve-food-safety-and-prep
[72] http://www.foodmag.com.au/news/the-future-of-nanotechnology-in-the-food-industry
[73] http://grist.org/food/nanoparticles-in-your-food-youre-already-eating-them/
[74] [PDF] sccma-mcms.org/Portals/19/assets/docs/EATING NANO.pdf
[75] http://usatoday30.usatoday.com/news/health/story/2012-04-21/fda-nanotechnology-safety/54448352/1

range of blogs and other on-line outlets have also covered the issue, from parents groups to industry outlets.[79]

Finally, this proposal, which asks Mondelēz to address or avoid the risks of using nanomaterials, does not impede or impinge on Mondelēz' product development prerogative or micromanage its product development. Rather, investors seek to ensure that the company is addressing the clear human health and environmental harms that nanomaterials in its products may pose. A long line of cases find this to be a proper purpose of shareholder proposals. For instance, *Dow Chemical* (March 7, 2003) sought a phase-out of products and processes leading to emissions of persistent organic pollutants and dioxins. *Union Camp* (February 12, 1996) requested a phase out in the use of organochlorines in pulp and paper manufacturing processes. *Baxter International* (March 1, 1999) requested a policy to phase out the production of PVC containing or phthalate-containing medical supplies. *Tyson Foods Inc.* (November 25, 2009) related to the use of antibiotics in hog production and throughout the supply chain. This proposal was not at first considered by the Staff to present a significant social policy issue, but upon reconsideration of a more complete presentation of the damage caused by antibiotics to public health and the environment worldwide by *Tyson Foods Inc.* (December 15, 2009), the Staff agreed that this was a significant social policy issue and should not be excluded.

Shareholders are particularly concerned to understand whether Mondelēz has addressed these issues given its position that it is not using nanomaterials. Such a head-in-the-sand approach appears to leave the company vulnerable to the short and long term health, liability, and reputational risks of using a potentially unsafe food ingredient.

CONCLUSION

For the reasons stated above, the Company has not made its case for exclusion. We urge the Staff to notify the Company that it is unable to concur with the company's assertions and therefore, the Proposal must appear on the 2016 proxy. Please call me at 413 549-7333 or email to sanfordlewis@strategiccounsel.net if I can provide further information on this matter.

Sincerely,
/S/
Sanford Lewis

---

[76] http://www.huffingtonpost.com/2012/04/21/nanotechnology-food-fda_n_1441197.html
[77] http://www.sciencedaily.com/releases/2008/07/080720220640.htm
[78] http://www.smh.com.au/business/retail/nanotechnology-found-in-popular-foods-despite-repeated-denials-by-regulator-20150916-gjnqgj.html
[79] See, for example:

a. http://eatlocalgrown.com/article/11419-nanoparticles-in-our-food.html
b. http://www.alternet.org/environment/nanoparticles-are-our-food-clothing-and-medicine-and-no-one-knows-sure-how-dangerous
c. http://www.naturalnews.com/041986_nanoparticles_food_supply_health_risks.html#
d. http://www.care2.com/causes/5-reasons-to-beware-of-nanoparticles-in-our-food-and-clothes.html
e. http://www.annmariegianni.com/potential-dangers-nanoparticles-food-cosmetics/
f. http://phys.org/news/2014-06-metal-oxide-nanoparticles-food-wont.html

Appendix A

Shareholder Proposal Filing Letter

Sent by As You Sow on Behalf of Samajak LP

As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

November 23, 2015

Carol Ward
Vice President & Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is filing a shareholder proposal on behalf of Samajak LP ("Proponent"), a shareholder of Mondelēz International stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Samajak LP authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Austin Wilson
Environmental Health Program Manager

Enclosures

- Shareholder Proposal
- Samajak LP Authorization

WHEREAS:

Nanotechnology is the science of manipulating matter at the molecular scale to build structures, tools, or products. While nanotechnology allows the creation of innovative particles and devices, the scientific community has raised serious questions about the safety of nanoparticles, especially when eaten.

Mondelez' Dentyne Ice gum has been found in independent laboratory testing to contain nanoparticles of titanium dioxide, a metal oxide used to whiten foods.

Because of their small size, nanoparticles are more likely to enter cells, tissues, and organs where they may interfere with normal cellular function and cause damage and cell death. Peer-reviewed scientific research suggests that nanomaterials (including those larger than 100 nm) may not be safe for ingestion. There is no consensus on what size is safe, or what long-term effects these materials may have.

Several in vivo and in vitro studies on the effects of titanium dioxide nanoparticles have raised concerns including that such nanoparticles may cause inflammation, cell death, and/or DNA damage (including DNA strand breaks and chromosomal damage in bone marrow and peripheral blood). (See Trouiller 2009; Lai 2008; Gerloff 2009; Tassinari 2013; Gui 2013; Lucarelli 2004).

The National Research Council reported in 2012 that "regulators, decision-makers, and consumers still lack the information needed to make informed public health and environmental policy and regulatory decisions" about nanoparticles.

Similarly, the U.S. Food and Drug Administration has not enacted regulations to protect consumer health related to use of nanomaterials in food, but has issued guidance stating:

- Nanoparticles can have chemical, physical, and biological properties that differ from those of their larger counterparts; and
- "We are not aware of any food ingredient. . . intentionally engineered on the nanometer scale for which there are generally available safety data sufficient to serve as the foundation for a determination that the use of a food ingredient . . . is GRAS [Generally Recognized As Safe]."

Companies that use, intend to use, or simply allow the use of nanomaterials in their food and food packaging products may face significant financial, legal, or reputational risk. Proponents believe that the best way for Mondelez to protect consumers, and shareholder value, is to avoid using nanoparticles until and unless they have been subject to robust evaluation and demonstrated to be safe for human health and the environment.

RESOLVED:

Shareholders request the Board publish, by October 2016, at reasonable cost and excluding proprietary information, a report on Mondelez' use of nanomaterials, including describing the products or packaging that currently contain nanoparticles, why nanoparticles are being used, and actions management is taking to reduce or eliminate the risk nanoparticles may pose to human health and the environment, including eliminating the use of nanomaterials until or unless they are proven safe through long-term testing.

September 21, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of September 21, 2015, the undersigned, Samajak LP (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Mondelez International, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Mondelez International stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Maggie Kaplan
General Partner
Samajak LP

Appendix B

Proof of Share Ownership Letter

Sent by As You Sow on Behalf of Samajak LP

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

November 25, 2015

Carol Ward
Vice President & Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward:

We are writing in regards to the shareholder proposal submitted by As You Sow on behalf of Samajak LP. Please find enclosed proof of share ownership for Samajak LP.

We are in receipt of the deficiency issued on November 24, 2015, before you received the enclosed proof of ownership for Samajak LP. SEC Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal, therefore we request that you notify us if you identify any deficiencies in the enclosed documentation.

Sincerely,

Austin Wilson
Environmental Health Program Manager

Enclosures

- Samajak LP Proof of Ownership

Advisor Services

PO BOX 982603
EL PASO, TX 79998

November 23, 2015

Carol Ward
Vice President & Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward:

Charles Schwab & Co. Inc., a DTC participant, acts as the custodian for Samajak LP. As of and including November 23, 2015, Charles Schwab & Co. Inc. has continuously held 185 shares of Mondelēz International stock with voting rights continuously for over one year on behalf of Samajak LP.

Best Regards,

Julie Stoddard

Julie Stoddard
Senior Relationship Specialist
Charles Schwab & Co. Inc.

Appendix C

Methodology and Results from Tests of Mondelez Dentyne Ice

Forensic Analytical Laboratories

Final Report

PARTICLE SIZE DISTRIBUTION ANALYSIS REPORT by Transmission Electron Microscopy (TEM)

As You Sew
Austin Wilson
1611 Telegraph Ave, Suite 1450
Oakland CA 94612

Client Number:	L1631
Report Number:	T024869
SP Number:	14013
Date Received:	10/14/15
Date Reported:	7/7/15
Analyst:	MF

Objective: Determine the size distribution of titanium (Ti)-rich particles in supplied commercial food products.

Sample Preparation: A total of 17 food product samples was received on 10/15/14 (1-12), 10/31/14 (13-15) and 12/19/14 (16-17), as documented on the attached chain of custody forms and summary results table. Samples 15, 16 and 17 were analyzed for titanium (Ti); these samples were sub-contracted to Curtis & Tompkins, Berkeley, California, and are reported in Appendix 1. Approximately 1-19 g of each remaining sample (1-14) were heated to 300°C to remove moisture and low-boiling point components. Several samples were further heated to 350, 450 or 590°C to remove additional components that interfered with detecting and sizing Ti particles when heated at lower temperatures. The resulting residues were suspended in deionized water and sonicated to break up aggregates. A drop (5-10 µL) of each suspension was mounted on a carbon-coated TEM grid and air-dried prior to storage in numbered grid boxes.

Sample Analysis: Prepared grids were analyzed in a Philips CM12 TEM at ~37,800x magnification and 100 keV accelerating voltage. Elemental composition of individual particles was determined using energy dispersive x-ray spectroscopy (EDS, Thermo-Noran with System 7 software). Discrete particles having major Ti composition were sized and recorded in bins from <50 µm, 50-100 µm, 100-150 µm, etc., up to >500 µm.

Observations: Several of the analyzed samples contained no particles in the analyzed size range other than titanium-rich particles. Others contained other particulate, such as calcium, which interfered somewhat with counting and sizing the Ti particles. Further dilution of suspensions produced grid loadings that were more readily counted. Sample 7 contained a large amount of residual calcium particles that greatly extended its analysis time. After several months, further analysis of this sample was terminated. After heating at 590°C, sample 8 [redacted] contained an oily residue that would not suspend in water or alcohol, so the intended particle size distribution could not be performed.

Results: Ti particle size distributions are summarized in Figure 1, and tabulated and graphed in Figure 2. All samples analyzed contained Ti-rich particles <500 nm in size. Six of these samples contained Ti-rich particles <100 nm in size. Five of these contained 4 or fewer of these particles. Only sample 6 ([redacted] contained a significant number (81) of <100 nm Ti particles, constituting 25.3% of the total particles counted in that sample.

Mark S Floyd
Analytical Microscopy Supervisor

Lab#	20100532		Grid ID #s:	12530 A7	Report#:	T024869	TEM:	D688	Analyst:	MF
Client#	4 (Dentyne Ice peppermint gum-shell)		#GO's	<1	SP#:	14013	Mag:	40,000	Date:	2/12/15

Diam,nm	Quantity
<50	
50-100	
100-150	30
150-200	74
200-250	123
250-300	34
300-350	5
350-400	1
400-450	
450-500	
SUM	267



Ti Particle Size Distribution
Quantity
150
100
50
0
Size Range, nm

Appendix D

Mondelez SnackSearch Results for “titanium dioxide” in gum products

Mondelēz International

SnackSearch

HOME NUTRITION PER SERVING INGREDIENTS

Records found: 164

Product Type = All
and Categories belong to: Gum
and Contains (And logic) titanium dioxide

Return to Criteria Page

Export To Excel

Include All Skus

Include Case Code(s)

Product Code	Product Name	Case Code	Category	Ingredient
00012546010269	BUBBLICIOUS GUM BUBBLEGUM	00012546915151	Gum	INGREDIENTS: SUGAR, GUM BASE, CORN SYRUP; LESS THAN 2% OF: ARTIFICIAL AND NATURAL FLAVORING, BHT (TO MAINTAIN FRESHNESS), COTTONSEED OIL, GLYCERIN, RED 40 LAKE, SOY LECITHIN AND TITANIUM DIOXIDE (COLOR). CONTAINS: SOY.
00012546015028	BUBBLICIOUS GUM COTTON CANDY	00012546915014	Gum	INGREDIENTS: SUGAR, GUM BASE, CORN SYRUP; LESS THAN 2% OF: ARTIFICIAL FLAVORING, BHT (TO MAINTAIN FRESHNESS), BLUE 1 LAKE, GLYCERIN, SOY LECITHIN AND TITANIUM DIOXIDE (COLOR). CONTAINS: SOY.
00012546032353	DENTYNE PURE SUGAR FREE GUM MINT WITH HERBAL ACCENTS	00012546308007	Gum	INGREDIENTS: MALTITOL, GUM BASE, SORBITOL, MALTITOL SYRUP, NATURAL AND ARTIFICIAL FLAVORING (INCLUDING A BLEND OF NATURAL BOTANICAL EXTRACTS), ERYTHRITOL; LESS THAN 2% OF: ACESULFAME POTASSIUM, ASPARTAME, BHT (TO MAINTAIN FRESHNESS), BLUE 1, CANDELILLA WAX, GELATIN, GLYCERIN, SOY LECITHIN, SUCRALOSE, TITANIUM DIOXIDE (COLOR), XYLITOL, YELLOW 5. PHENYLKETONURICS: CONTAINS PHENYLALANINE

Appendix E

Mondelez SnackSearch Results for “titanium dioxide” in “candy/cough” products

Mondelēz International

SnackSearch

HOME NUTRITION PER SERVING INGREDIENTS

Records found: 45

Product Type = All
and Categories belong to: Candy/Cough
and Contains (And logic) titanium dioxide

Return to Criteria Page
Export To Excel

Include All Skus
Include Case Code(s)

Product Code	Product Name	Case Code	Category	Ingredient
00312546051140	HALLS BREEZERS Pectin Throat Drops COOL BERRY	00312546621589	Candy/Cough	INACTIVE INGREDIENTS: FD&C BLUE 2, FD&C RED 40 FLAVORS, GLUCOSE SYRUP, PARTIALLY HYDROGENATED COTTONSEED OIL, SOY LECITHIN, SUCROSE, TITANIUM DIOXIDE, WATER CONTAINS: SOY
00312546051584	HALLS BREEZERS Pectin Throat Drops CREAMY STRAWBERRY	00312546622180	Candy/Cough	INACTIVE INGREDIENTS: BETA CAROTENE, FD&C BLU 2, FD&C RED 40, FLAVORS, GLUCOSE SYRUP, SODIUM CARBOXYMETHYLCELLULOSI SODIUM CHLORIDE, SOY LECITHIN, SUCROSE, TITANIUM DIOXIDE, WATER CONTAINS: SOY
00312546051416	HALLS BREEZERS Pectin Throat Drops TROPICAL CHILL	00312546626584	Candy/Cough	INACTIVE INGREDIENTS: BETA CAROTENE, FD&C RED 40, FD&C YELLOW 5 (TARTRAZINE), FD&C YELLOW 6, FLAVORS, GLUCOSE SYRUP, PARTIALL HYDROGENATED COTTONSEED OIL, SOY LECITHIN, SUCROSE, TITANIUM DIOXIDE, WATER CONTAINS: SOY
00312546015029	HALLS BREEZERS PECTIN THROAT DROPS COOL BERRY SUGAR FREE	00312546632226	Candy/Cough	INACTIVE INGREDIENTS: ACESULFAME POTASSIUM, ASPARTAME, CITRIC ACID, FD&C BLUE 2, FD&C RED 40 FLAVORS, ISOMALT, MALTITOL SYRUP, MALIC ACID, SODIUM CARBOXYMETHYLCELLULOSI

Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
carol.ward@mdlz.com

January 6, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of Samajak LP (Submitted by As You Sow)
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Mondelēz International, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by As You Sow on behalf of Samajak LP (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED:

Shareholders request the Board publish, by October 1, 2016, at reasonable cost and excluding proprietary information, a report on Mondelez' [sic] use of nanomaterials, including describing the products or packaging that currently contain nanoparticles, why nanoparticles are being used, and actions management is taking to reduce or eliminate the risk nanoparticles may pose to human health and the environment, including eliminating the use of nanomaterials until or unless they are proven safe through long-term testing.

A copy of the Proposal and statements in support thereof, as well as related correspondence with As You Sow as the designated representative of the Proponent for this Proposal, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal and statements in support thereof may properly be excluded from the 2016 Proxy Materials pursuant to:

- Rules 14a-8(b)(2) and 14a-8(f)(1) because the Proponent failed to provide an adequate statement of intent to hold the required number or amount of Company shares through the date of the 2016 Annual Meeting of Shareholders;
- Rule 14a-8(i)(5) because the Proposal relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

BACKGROUND

As You Sow submitted the Proposal and statements in support thereof to the Company via email on November 23, 2015, on behalf of the Proponent. *See* Exhibit A. Accompanying this submission was a letter (the "Authorization Letter") dated September 21, 2015 from the Proponent indicating that As You Sow was authorized "to file or cofile a shareholder resolution on [the Proponent's] behalf with Mondelez [sic] International... [and] to deal on the [Proponent's] behalf with any and all aspects of the shareholder resolution." *See id.* The Authorization Letter also included a statement that the Proponent "has continuously owned over $2,000 worth of Mondelez [sic] International stock, with voting rights, for over a year." *Id.* The

Authorization Letter further separately stated that the Proponent "intends to hold the stock through the date of the company's annual meeting in 2016." *Id.*

As You Sow's submission of the Proposal was procedurally deficient, as it failed to provide verification of the Proponent's ownership of the required number or amount of Company shares for at least one year as of the date the Proposal was submitted. Further, As You Sow's submission did not include an adequate statement from the Proponent of its intent to hold the required number or amount of Company shares through the date of the 2016 Annual Meeting of Shareholders.

After the Company verified that the Proponent was not a record holder of sufficient shares to satisfy the proposal submission requirements, we sent, via email and overnight delivery, a deficiency notice to As You Sow and the Proponent (care of As You Sow) on November 24, 2015 (the "Deficiency Notice," attached hereto as Exhibit B). The Deficiency Notice identified each of the deficiencies and explained the steps As You Sow and/or the Proponent could take to cure them, noting that the Commission's rules require any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received. *See* Exhibit B. The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See id.* The Deficiency Notice was sent via email to As You Sow on November 24, 2015 and As You Sow (and the Proponent, care of As You Sow) also received the Deficiency Notices via overnight delivery on November 25, 2015. *See* Exhibit C. With regard to the missing proof of ownership, the Deficiency Notice explained each of the two options that the Proponent could pursue in order to cure the defect: it could submit a written statement from the "record" holder of shares or submit a copy of a qualifying Commission filing. *See* Exhibit B.

The Deficiency Notice also addressed the inadequacy of the statement about the Proponent's intent to continue holding the required number or amount of Company shares and provided explicit instructions about how to cure this deficiency. Specifically, the Deficiency Notice stated:

> [U]nder Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the Proposal at the shareholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareholder's intent to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. We believe that the Proponent's written statement in the Proponent's September 21, 2015 correspondence (which was enclosed with your November 23, 2015 letter) that the Proponent "intends to hold the stock through the date of the company's annual meeting in 2016" is not adequate to confirm that the Proponent intends to hold the required number or amount of the Company's shares through the date of the 2016 Annual Meeting of Shareholders *because it is not clear that the Proponent intends to hold the required number or amount of the Company's shares*. To remedy this defect, the Proponent must submit a written statement that

> the Proponent intends to continue holding *the required number or amount of the Company's shares* through the date of the Company's 2016 Annual Meeting of Shareholders. *Id.* (emphasis added).

Despite the Company's timely and detailed Deficiency Notice, As You Sow and the Proponent have failed to provide the Company with a written statement of the Proponent's intent to hold the required number or amount of Company shares through the date of the Company's 2016 Annual Meeting of Shareholders, as required by Rule 14a-8(b)(2). Specifically, on November 25, 2015, As You Sow submitted correspondence via email acknowledging receipt of the Deficiency Notice and providing a letter, dated November 23, 2015, from Charles Schwab & Co. Inc. regarding the Proponent's continuous ownership of the required number of Company shares for over one year as of November 23, 2015 (the Proposal's submission date). *See* Exhibit D. The November 25, 2015 email, however, did not include a revised Authorization Letter or any other statement from the Proponent regarding the Proponent's intent to continue holding the required number or amount of the Company's shares through the date of the Company's 2016 Annual Meeting of Shareholders.

The 14-day deadline to respond to the Deficiency Notice expired on December 8, 2015. As of the date of this letter, the Company has not received any other correspondence from As You Sow or the Proponent regarding this Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) Because the Proponent Failed to Provide a Statement of Intent to Hold the Required Number or Amount of Company Shares Through the Date of the 2016 Annual Meeting of Shareholders.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b)(2). Rule 14a-8(b)(2) prescribes the procedures that a shareholder must follow to demonstrate eligibility to submit a proposal: "you [a shareholder seeking to submit a proposal] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal"; and the shareholder must submit to the Company "[y]our written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting." *See* Rule 14a-8(b)(2). Staff Legal Bulletin 14 (July 13, 2001) underscores the need to furnish this statement of intent, noting in Section C.1.d that "[t]he shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Here, the Proponent has not provided a written statement that is sufficient to communicate its intent to hold the required number or amount of Company shares through the date of the Company's 2016 Annual Meeting of Shareholders. Although the Deficiency Notice put As You Sow and the Proponent on notice that the language in the Authorization Letter—a generic pledge that the Proponent "intends to hold the stock through the date of the company's annual meeting in 2016"—was inadequate, the Proponent failed to cure this defect. After receiving a timely and detailed Deficiency Notice, As You Sow responded by merely providing evidence of the Proponent's continuous ownership of the required number of Company shares but did not submit either (i) a revised Authorization Letter correcting the insufficient language of the Proponent's intent to continue holding an unspecified number or amount of the stock or (ii) another statement of the Proponent containing language sufficient to show the Proponent's intent to continue holding the required number or amount of Company shares. *See* Exhibit D.

The Proponent's statement in the Authorization Letter is not sufficient to demonstrate that it intends to hold the required number or amount of Company shares through the date of the 2016 Annual Meeting of Shareholders because the reference to "the stock" fails to confirm continued ownership of the required number or amount of Company shares or, for that matter, of any specific number or amount of shares. Instead, the statement would be accurate (but not sufficient under Rule 14a-(8)(b)(2)) even if the Proponent had sold all but one of its shares of Company stock after November 23, 2015, the date on which Charles Schwab & Co. verified the Proponent's ownership of Company shares.

As the Staff observed in SLB 14F, Section C, "the requirements of Rule 14a-8(b) are highly prescriptive." The Staff routinely permits the exclusion of shareholder proposals under Rule 14a-8(b)(2) when proponents have failed to provide a precise written statement of their intent to hold the required number or amount of shares through the date of a company's annual shareholders' meeting.[1]

The facts of *Fluor Corp.* (avail. Dec. 31, 2014) are nearly identical to those currently at issue. There, the proponents represented that the proposal met "all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year." The proponents further stated that they "pledge to continue to hold stock until after the date of the next shareholder meeting." The Staff concurred with the exclusion of the proposal under Rules 14a-8(b) and 14a-8(f) after noting that "[i]t appears that the proponents failed to provide [a written statement that the proponent intends to hold his or her company stock through the date of the shareholder meeting] within 14 calendar days from the date the proponents received Fluor's request under rule 14a-8(f)."

---

[1] Similarly, the Staff has consistently permitted the exclusion of proposals where the proponents have failed to include a precise statement of intent to hold shares through the date of the next annual meeting of shareholders. *See Bank of America Corp.* (avail. Feb. 7, 2014) (concurring with the company's view that proponent failed to provide the required statement of ownership intent because his statement that "I do intend on keeping my stocks (holder of 348 shares) which entitles me to vote," was silent as to the intended length of ownership and thus created ambiguity about whether he would continue to own shares through the record date, the next annual meeting of shareholders or some other date); *Verizon Communications, Inc.* (avail. Jan. 10, 2013) (finding proponents' stated intent to continue holding shares "into the foreseeable future" was insufficient to constitute a statement of intent to hold the required number of shares through the next annual meeting of shareholders); *AT&T Inc.* (avail. Jan. 3, 2013) (same).

Moreover, in *General Electric Co.* (avail. Jan. 30, 2012), the proponent represented that it was the beneficial owner of General Electric common stock with a market value in excess of $2,000 held continuously for more than one year, and that it "intend[ed] to continue to own General Electric common stock through the date of the [c]ompany's 2012 annual meeting." The company responded by sending a deficiency notice with a request that the proponent provide "a written statement that he, she or it intends to continue to hold *the requisite number* of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners" (emphasis added). The proponent failed to cure the deficiency because it did not provide an additional, more specific statement of ownership intent, and the Staff concurred that General Electric could exclude the proposal on this basis. Likewise, in *The Cheesecake Factory Inc.* (avail. Mar. 27, 2012), the Staff concurred in exclusion of a proposal where the proponents represented that they were beneficial owners of at least $2,000 of the company's securities and the accompanying statement of intent expressed only an "intention to continue to own shares in the [c]ompany through the date of the 2012 annual meeting of shareholders" and thus did not sufficiently confirm the proponents' intention to continue "to hold the *requisite* amount of the company stock through the date of the shareholder meeting" (emphasis added).

The language provided by the Proponent regarding its intention to continue to hold "the stock" is very similar to the language that the Staff concurred was insufficient in *Fluor*, *General Electric* and *The Cheesecake Factory*. As in the foregoing precedent, here the Proponent has failed to satisfy Rule 14a-8(b)(2)'s requirements as to the intent to hold statement: as in *Fluor*, it is not clear whether the Proponent refers to the ownership of Company shares (as opposed to *any shares* generally) and as in all of the foregoing precedents, the Proponent did not include a representation regarding its intent to hold the *required number or amount* of Company shares through the date of the applicable annual meeting of shareholders (instead, holding "the stock" can be read as a promise to hold at least one share of stock, which is not sufficient under Rule 14a-8(b)(2)). We delivered the Deficiency Notice alerting As You Sow and the Proponent of the need to provide a proper statement of ownership intent and explaining how to do so, but they have failed to correct this deficiency. Because As You Sow's November 25, 2015 response to the Deficiency Notice did not specifically confirm the Proponent's intent to continue to hold the required number or amount of Company shares and we have not received further correspondence from As You Sow or the Proponent regarding this Proposal, we believe that the Proposal may be excluded pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(5) For Lack of Relevance.

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal relating to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business.

As disclosed in the *Ensuring Safe Food: Nanomaterials* section of our website,[2] the Company does not currently and has not in the past used nanotechnology/nanomaterials in the development or engineering of its food products or food packaging[3], and no food products or food packaging engineered with nanomaterials or using nanotechnology are currently in development. While the Proposal alleges that the Company's "Dentyne Ice gum has been found in independent laboratory testing to contain nanoparticles," we have not seen any such independent testing. In addition, our internal analytical testing has confirmed that the incoming materials and finished products have no nanoparticles in Dentyne Ice. The Company views "nanomaterials" to mean particles of 100nm or less that exhibit unique properties associated with being in that size range, which is the definition broadly accepted within the scientific community.[4] The complexity of the Proposal's subject matter is compounded by the fact that the common definition of "nanomaterials" is not consistently applied.

In addition, while the Company's research & development ("R&D") teams follow the scientific research relating to the use of nanomaterials in food and food packaging, the Company does no "in house R&D" relating to the nanotechnology field and its application to the food industry. Overall, the Company spends a negligible amount of time and money (less than 0.01% of its total R&D expenditure and less than 0.0001497% of the Company's $66.8 billion in total assets for the fiscal year ended December, 31, 2014) monitoring nanotechnology-related developments. Therefore, because the Company does not use nanotechnology/nanomaterials in the development or engineering of its food products or food packaging, the Proposal relates to zero percent of the Company's revenue and earnings.

The Staff has in the past permitted companies to exclude shareholder proposals under Rule 14a-8(i)(5) that did not relate to any of their business operations, regardless of the subject matter of the proposal. For example, in *Arch Coal, Inc.* (avail. Jan. 19, 2007), the proposal requested that Arch Coal prepare a report on how it "is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and emissions from its current and proposed power plant operations." Arch Coal asked the Staff to concur with exclusion of the proposal under Rule 14a-8(i)(5) because Arch Coal did not actually have any power plant operations. The Staff agreed with the exclusion noting Arch Coal's "representation

---

[2] Mondelēz International, Inc., *Ensuring Safe Food: Nanomaterials*, *available at* http://www.mondelezinternational.com/well-being/safety-of-our-people-and-products/ensuring-safe-food (last visited Dec. 30, 2015).

[3] The sealing materials (which do not come into contact with the Company's food products) used by the Company in a limited number of its packages might contain nanoparticles. However, because these materials are not produced by the Company and because the Proposal focuses on food packaging, this letter does not address the use of nanoparticles in sealing materials.

[4] *See* Michel Vert and Yoshiharu Doi, et al., *Terminology for Biorelated Polymers and Applications*, PURE AND APPLIED CHEMISTRY 84 (2): 377–410 (2012), *available at* http://pac.iupac.org/publications/pac/pdf/2012/pdf/8402x0377.pdf.

that Arch Coal does not have any power plant operations." *See also The Goldman Sachs Group, Inc.* (avail. Feb. 19, 2013) (granting exclusion under Rule 14a-8(i)(5) where a proposal requested that the company review opportunities to run for electoral office after noting the company's representation that it "currently has no involvement, never has had any involvement, and has no plans to become involved in the business of running for political office"). Here, the Company is in the business of manufacturing and marketing packaged food products and beverages, and, similarly to *Arch Coal* and *Goldman Sachs*, the Company does not engineer its food products or food packaging to contain nanomaterials and does not currently have any concrete plans to begin using nanotechnology/nanomaterials for these purposes. Therefore, the Proposal does not relate to the Company's business and is excludable pursuant to Rule 14a-8(i)(5).

Even if the Company's monitoring of nanotechnology research developments is considered "operations" under Rule 14a-8(i)(5), the Proposal is "not otherwise significantly relevant to the company's business." Specifically, while the Staff has at times taken the position that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business" (e.g., where a particular corporate policy "may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities"), *see* Exchange Act Release No. 19135 (Oct. 14, 1982), such policy must be more than ethically or socially "significant in the abstract." *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n. 16 (D.D.C. 1985). Instead, it must have a "meaningful relationship to the business" of the company in question. *Id.*; *see e.g., Procter & Gamble Co.* (avail. Aug. 11, 2003) (allowing exclusion of a proposal relating to stem cell research where the company did not engage in such research).

This is not the case with nanomaterials and the Company. First of all, nanomaterials have not been found to raise a significant social policy issue. *See Wal-Mart Stores, Inc.* (avail. Mar. 11, 2008) (Staff permitted exclusion of a proposal relating to the use of nanomaterials). Secondly, as discussed above, the Company is in the business of manufacturing and marketing packaged food products and beverages, and it does not engineer its products or food packaging to contain nanomaterials and does not currently have any plans to begin using nanotechnology/nanomaterials for these purposes. As mentioned above, its only connection to nanomaterials is ongoing monitoring of research relating to the use of nanomaterials in food and food packaging generally, which monitoring, if considered "operations" under Rule 14a-8(i)(5), relates to less than 0.0001497% of the Company's total assets for the fiscal year ended December 31, 2014, which is well below the threshold of Rule 14a-8(i)(5). Thus, the Proposal's topic (the Company's use of nanomaterials in its products and food packaging) does not have any relationship or link to the business of the Company and, in accordance with the foregoing precedent, the Proposal is excludable under Rule 14a-8(i)(5).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." Even if it were determined that the Proposal is not excludable under Rule 14a-8(i)(5), under well-established precedent, the

Proposal is otherwise excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business activities, namely, product development.

The Commission has stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release also provides that certain proposals that involve significant policy issues would not be excludable because they transcend day-to-day business matters and raise policy issues so significant that it would be appropriate to address them through a shareholder vote.

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business operations of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

It is well established that shareholder proposals relating to the development of products and product lines, including the choices of processes and supplies used in the preparation of a company's products and any packaging thereof, are excludable as relating to a company's ordinary business operations. For example, in *Applied Digital Solutions, Inc.* (avail. Apr. 25, 2006), the Staff, citing product development, permitted the exclusion of a proposal requesting a report on the "harm the continued sale and use of [radio frequency identification] chips could have to the public's privacy, personal safety, and financial security." Similarly, the Staff on numerous occasions has taken the position that a company's selection of ingredients or materials for inclusion in its products, within parameters established by U.S. Food and Drug Administration ("FDA") regulations and state and federal legislation, are matters relating to the company's ordinary business within the meaning of Rule 14a-8(i)(7) and its predecessor. *See The Coca-Cola Co.* (avail. Jan. 22, 2007) (permitting exclusion of a proposal that the company stop caffeinating its root beer and other beverages, as well as adopt specific requirements relating to labeling caffeinated beverages); *The Kroger Co.* (avail. Mar. 23, 1992) (permitting exclusion of a proposal relating to the use of food irradiation processes as relating to products and product lines retailed by the company, including the choice of processes and supplies used in the preparation of its products); *Borden, Inc.* (avail. Jan. 16, 1990) (permitting exclusion of a proposal relating to the use of food irradiation processes as relating to the choice of processes and supplies used in the preparation of the company's products). As in *Applied Digital Solutions, Coca-Cola, Kroger* and *Borden*, the Proposal addresses the Company's decisions regarding the ingredients or materials contained in the Company's products and/or packaging. In determining the ingredients or materials to be used in any particular product, whether a food product, packaging or otherwise, the Company takes into account a number of factors, including governmental rules and regulations, consumer preferences and the product's taste profile, as applicable. Such decisions are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such matters.

Moreover, the Staff has also permitted the exclusion of a similar proposal relating to the use of nanomaterials. Specifically, in *Wal-Mart Stores, Inc.* (avail. Mar. 11, 2008), the Staff permitted Wal-Mart to exclude a proposal seeking a report on Wal-Mart's product safety policies with respect to nanomaterials. Wal-Mart argued that the proposal was an attempt to "micro-manage" its retail business practices: "by having the [c]ompany summarize any new initiatives or actions management is taking regarding products that may include nanomaterials, the [p]roponent seeks to have the shareholders involved in managing how the [c]ompany selects and assesses the safety of the products it sells," which are matters that are part of the company's day-to-day, ordinary business operations. The Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(7) as relating to the company's ordinary business (sale of particular products). Although the Company does not currently engineer its food products or food packaging to contain nanomaterials, the Proposal similarly relates to the Company's ordinary business—the decision of whether to use nanomaterials in product development—and is, therefore, excludable pursuant to Rule 14a-8(i)(7).

We are aware that under certain circumstances, the Staff has deemed decisions relating to products to involve significant policy issues. However, these generally have involved the use of ingredients or materials which clearly presented, or were widely viewed in the scientific community as presenting, a demonstrated negative effective on human health or environment. For example, in *Tyson Foods, Inc. (Recon.)* (avail. Dec. 15, 2009), the Staff denied exclusion of a proposal relating to the use of antibiotics in raising livestock, reversing a prior decision (and two other precedents) granting exclusion based on Rule 14a-8(i)(7). In its decision, the Staff stated:

> [I]n view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress.

Unlike in *Tyson Foods*, the Company is not aware of pending legislation before Congress or elsewhere in the United States or in Europe seeking to ban the use of nanomaterials. Also, unlike in *Tyson Foods*, the Company does not engage in the activity that the Proposal addresses (i.e., the Company does not engineer its food products or food packaging with nanotechnology or nanomaterials). Further, although the supporting statements included in the Proposal indicate that titanium dioxide nanoparticles have been the subject of multiple studies, there does not appear to be the same kind of larger public debate surrounding nanoparticles generally that the Staff recognized with respect to the use of antibiotics in meat production for *Tyson Foods*. Finally, the proponent in *Tyson Foods* claimed that the proposal could not be excluded under Rule 14a-8(i)(7) in part because the FDA and the Centers for Disease Control were already advocating for reform of animal husbandry practices related to the use of antibiotics in livestock production. Again, as discussed below, that is not the case here. The FDA has publicly stated that it "does not categorically judge all products containing nanomaterials or otherwise involving the application of nanotechnology as intrinsically benign or harmful."[5] In fact, the Proposal's supporting statements acknowledge that the FDA has considered nanomaterials but elected not to enact regulations specific to nanomaterials.

Similarly, the Staff has granted exclusion based on Rule 14a-8(i)(7) in other situations where proposals have involved materials subject to FDA regulation. In *Walgreen Co.* (avail. Oct. 13, 2006) a proposal requesting a report related to suspected carcinogens, mutagens, reproductive toxicants, and certain other chemicals in the company's private label cosmetics and personal care product was found to not involve a significant policy issue and to be excludable as relating to the company's ordinary business operations. Notably, the proposal in *Walgreen* mentioned that specific types of FDA approvals were required with respect to the cosmetic products. Here, the ingredients and materials used by the Company in the production of its products and packaging are all in compliance with the regulations set forth by the FDA. Therefore, the determination as to whether the Company's policies should be more stringent than relevant statutory and regulatory requirements, as the Proposal and its supporting statements suggest, is a matter related to the Company's ordinary business operations. *See Applied Digital Solutions; Walgreen* (each cited above). As mentioned above, the FDA has stated that it "does not categorically judge all products containing nanomaterials or otherwise involving the application of nanotechnology as intrinsically benign or harmful"[6]; yet, the Proposal and its supporting statements make a categorical judgment about nanomaterials and seek to micro-manage the Company's choice regarding the use of such materials in its products and packaging.

To conclude, the use of nanomaterials in products or packaging pertains to the Company's ordinary business operations and does not involve a significant policy issue, as confirmed by *Wal-Mart*. Unlike the use of antibiotics in meat production in *Tyson Foods*, there is no widespread debate concerning the use of nanomaterials and there is no pending FDA or legislative action banning the use of nanomaterials in products or packaging. Although the Proposal and its supporting statements make generic references to health studies related to nanomaterials and potential risks to the environment, they do not establish that nanomaterials pose any such risks and the subject of the Proposal (i.e., the use of nanomaterials in products or packaging) does not otherwise rise to the level of a significant policy issue.

---

[5] *See* U.S. Food and Drug Administration, FDA's Approach to Regulation of Nanotechnology Products (Aug. 5, 2015), *available at* http://www.fda.gov/ScienceResearch/SpecialTopics/Nanotechnology/ucm301114.htm.

[6] *See id.*

Thus, because the Proposal pertains to ordinary business operations, namely product development, which the Company's Board of Directors and management have been entrusted to oversee, and does not involve a matter of significant social policy, it is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and statements in support thereof from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to carol.ward@mdlz.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Lori Zyskowski of Gibson, Dunn & Crutcher LLP at (212) 351-2309.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

Enclosures

cc: Lori Zyskowski, Gibson, Dunn & Crutcher LLP
Austin Wilson, As You Sow
Samajak LP, c/o Austin Wilson, As You Sow

EXHIBIT A

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Monday, November 23, 2015 6:55 PM
To: Ward, Carol J
Cc: Conrad Mackerron
Subject: Shareholder Proposals

Ms. Ward,

Please find attached four letters from As You Sow.

On behalf of The Roddenberry Foundation, Nicola Miner and Robert Anderson, and Craig Ayers, As You Sow is submitting a shareholder proposal for inclusion in the 2016 proxy statement, related to non-recyclable packaging.

On behalf of Samajak LP, As You Sow is submitting a second and distinct shareholder proposal for inclusion in the 2016 proxy statement, related to use of nanomaterials.

Please confirm receipt of this email. Copies of these letters have been sent in the mail, in two envelopes.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 23, 2015

Carol Ward
Vice President & Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is filing a shareholder proposal on behalf of Samajak LP ("Proponent"), a shareholder of Mondelēz International stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Samajak LP authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Austin Wilson
Environmental Health Program Manager

Enclosures

- Shareholder Proposal
- Samajak LP Authorization

WHEREAS:

Nanotechnology is the science of manipulating matter at the molecular scale to build structures, tools, or products. While nanotechnology allows the creation of innovative particles and devices, the scientific community has raised serious questions about the safety of nanoparticles, especially when eaten.

Mondelez' Dentyne Ice gum has been found in independent laboratory testing to contain nanoparticles of titanium dioxide, a metal oxide used to whiten foods.

Because of their small size, nanoparticles are more likely to enter cells, tissues, and organs where they may interfere with normal cellular function and cause damage and cell death. Peer-reviewed scientific research suggests that nanomaterials (including those larger than 100 nm) may not be safe for ingestion. There is no consensus on what size is safe, or what long-term effects these materials may have.

Several in vivo and in vitro studies on the effects of titanium dioxide nanoparticles have raised concerns including that such nanoparticles may cause inflammation, cell death, and/or DNA damage (including DNA strand breaks and chromosomal damage in bone marrow and peripheral blood). (See Trouiller 2009; Lai 2008; Gerloff 2009; Tassinari 2013; Gui 2013; Lucarelli 2004).

The National Research Council reported in 2012 that "regulators, decision-makers, and consumers still lack the information needed to make informed public health and environmental policy and regulatory decisions" about nanoparticles.

Similarly, the U.S. Food and Drug Administration has not enacted regulations to protect consumer health related to use of nanomaterials in food, but has issued guidance stating:

- Nanoparticles can have chemical, physical, and biological properties that differ from those of their larger counterparts; and
- "We are not aware of any food ingredient. . . intentionally engineered on the nanometer scale for which there are generally available safety data sufficient to serve as the foundation for a determination that the use of a food ingredient . . . is GRAS [Generally Recognized As Safe]."

Companies that use, intend to use, or simply allow the use of nanomaterials in their food and food packaging products may face significant financial, legal, or reputational risk. Proponents believe that the best way for Mondelez to protect consumers, and shareholder value, is to avoid using nanoparticles until and unless they have been subject to robust evaluation and demonstrated to be safe for human health and the environment.

RESOLVED:

Shareholders request the Board publish, by October 2016, at reasonable cost and excluding proprietary information, a report on Mondelez' use of nanomaterials, including describing the products or packaging that currently contain nanoparticles, why nanoparticles are being used, and actions management is taking to reduce or eliminate the risk nanoparticles may pose to human health and the environment, including eliminating the use of nanomaterials until or unless they are proven safe through long-term testing.

September 21, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of September 21, 2015, the undersigned, Samajak LP (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Mondelez International, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Mondelez International stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Margaret Kaplan

~~Maggie~~ Kaplan
General Partner
Samajak LP

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Tuesday, November 24, 2015 2:49 PM
To: Ward, Carol J
Subject: RE: Shareholder Proposals

Hi Carol,

Thank you for your email. Have a great holiday, I look forward to speaking soon.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

From: carol.ward@mdlz.com [mailto:carol.ward@mdlz.com]
Sent: Tuesday, November 24, 2015 11:44 AM
To: Austin Wilson <awilson@asyousow.org>
Subject: RE: Shareholder Proposals

Austin –

This is to acknowledge your email – as requested.

We are reviewing your submission and will be in touch regarding your proposal after the Thanksgiving holiday. Looking forward to our conversation.

Carol

Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015
Phone: 847 943 4373
Mobile: 847 682 1830
carol.ward@mdlz.com

This message is intended only for the designated recipient(s). It may contain confidential or proprietary information and may be subject to the attorney-client privilege or other confidentiality protection. If you are not a designated recipient, please do not review, copy or distribute this message. Instead, please notify the sender by reply email and delete this message.

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Tuesday, November 24, 2015 1:39 PM
To: Ward, Carol J
Subject: RE: Shareholder Proposals

Ms. Ward,

Please find attached a letter from As You Sow. This letter clarifies that the shareholder proposal submitted for inclusion in the 2016 proxy statement by As You Sow on behalf of Nicola Miner and Robert Anderson was actually filed on behalf of Nicola Miner. The letter includes authorization from Nicola Miner.

Please let me know if there any questions. Please confirm receipt of this email; a physical copy will not be sent in the mail.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

From: Austin Wilson
Sent: Monday, November 23, 2015 4:54 PM
To: carol.ward@mdlz.com
Cc: Conrad Mackerron <mack@asyousow.org>
Subject: Shareholder Proposals

Ms. Ward,

Please find attached four letters from As You Sow.

On behalf of The Roddenberry Foundation, Nicola Miner and Robert Anderson, and Craig Ayers, As You Sow is submitting a shareholder proposal for inclusion in the 2016 proxy statement, related to non-recyclable packaging.

On behalf of Samajak LP, As You Sow is submitting a second and distinct shareholder proposal for inclusion in the 2016 proxy statement, related to use of nanomaterials.

Please confirm receipt of this email. Copies of these letters have been sent in the mail, in two envelopes.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

EXHIBIT B

Lapitskaya, Julia

From:	Lapitskaya, Julia
Sent:	Tuesday, November 24, 2015 7:21 PM
To:	awilson@asyousow.org
Cc:	mack@asyousow.org
Subject:	Mondelēz International, Inc. - Letter Regarding the Shareholder Proposal
Attachments:	Samajak Deficiency Notice.pdf

Tracking:

Recipient	Delivery
awilson@asyousow.org	
mack@asyousow.org	
Zyskowski, Lori	Delivered: 11/24/2015 7:21 PM

Dear Mr. Wilson,

Attached please find a letter from our client, Mondelēz International, Inc., in connection with a shareholder proposal As You Sow submitted on behalf of Samajak LP.

A copy of this letter is also being sent to you via overnight delivery.

Kind regards,
Julia Lapitskaya

Julia Lapitskaya

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
200 Park Avenue, New York, NY 10166-0193
Tel +1 212.351.2354 • Fax +1 212.351.5253
JLapitskaya@gibsondunn.com • www.gibsondunn.com

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
carol.ward@mdlz.com

November 24, 2015

VIA OVERNIGHT MAIL AND EMAIL

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave.
Suite 1450
Oakland, CA 94612

Dear Mr. Wilson:

I am writing on behalf of Mondelēz International, Inc. (the "Company"), which received on November 23, 2015, the shareholder proposal you submitted on behalf of Samajak LP (the "Proponent") regarding nanomaterials pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 23, 2015, the date the Proposal was submitted to the

Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 23, 2015; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 23, 2015.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 23, 2015.

> The Proponent should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 23, 2015, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

As discussed above, under Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareholder's intent to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. We believe that the Proponent's written statement in the Proponent's September 21, 2015 correspondence (which was enclosed with your November 23, 2015 letter) that the Proponent "intends to hold the stock through the date of the company's annual meeting in 2016" is not adequate to confirm that the Proponent intends to hold the required number or amount of the Company's shares through the date of the 2016 Annual Meeting of Shareholders because it is not clear that the Proponent intends to hold the required number or amount of the Company's shares. To remedy this defect, the Proponent must submit a written statement that the Proponent intends to continue holding the required number or amount of the Company's shares through the date of the Company's 2016 Annual Meeting of Shareholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Three Parkway North, Deerfield, IL 60015. Alternatively, you may transmit any response by email to me at carol.ward@mdlz.com or by facsimile to me at 570-235-3005.

If you have any questions with respect to the foregoing, please contact me at 847-943-4373. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

cc: Maggie Kaplan, General Partner, Samajak LP, c/o As You Sow

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT C

Pages 85 through 88 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT D

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Wednesday, November 25, 2015 3:28 PM
To: Ward, Carol J
Subject: RE: Mondelēz International, Inc. - Letter Regarding the Shareholder Proposal

Ms. Ward,

Please find attached a letter from As You Sow responding to your deficiency notice sent November 24, 2015.

Please note that SEC Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal, therefore we request that you notify us if you identify any deficiencies in the enclosed documentation.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

From: Lapitskaya, Julia [mailto:JLapitskaya@gibsondunn.com]
Sent: Tuesday, November 24, 2015 4:21 PM
To: Austin Wilson <awilson@asyousow.org>
Cc: Conrad Mackerron <mack@asyousow.org>
Subject: Mondelēz International, Inc. - Letter Regarding the Shareholder Proposal

Dear Mr. Wilson,

Attached please find a letter from our client, Mondelēz International, Inc., in connection with a shareholder proposal As You Sow submitted on behalf of Samajak LP.

A copy of this letter is also being sent to you via overnight delivery.

Kind regards,
Julia Lapitskaya

Julia Lapitskaya

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
200 Park Avenue, New York, NY 10166-0193
Tel +1 212.351.2354 • Fax +1 212.351.5253
JLapitskaya@gibsondunn.com • www.gibsondunn.com

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

November 25, 2015

Carol Ward
Vice President & Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward:

We are writing in regards to the shareholder proposal submitted by As You Sow on behalf of Samajak LP. Please find enclosed proof of share ownership for Samajak LP.

We are in receipt of the deficiency issued on November 24, 2015, before you received the enclosed proof of ownership for Samajak LP. SEC Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal, therefore we request that you notify us if you identify any deficiencies in the enclosed documentation.

Sincerely,

Austin Wilson
Environmental Health Program Manager

Enclosures

- Samajak LP Proof of Ownership

Advisor Services

PO BOX 982603
EL PASO, TX 79998

November 23, 2015

Carol Ward
Vice President & Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward:

Charles Schwab & Co. Inc., a DTC participant, acts as the custodian for Samajak LP. As of and including November 23, 2015, Charles Schwab & Co. Inc. has continuously held 185 shares of Mondelēz International stock with voting rights continuously for over one year on behalf of Samajak LP.

Best Regards,

Julie Stoddard
Senior Relationship Specialist
Charles Schwab & Co. Inc.